SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2005

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefónica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1.	Independent Accountant’s Review Report.

2.	Consolidated Financial Statements and Operating and Financial Review and Prospects as of June 30, 2005 and December 31, 2004 and for the six-month periods ended June 30, 2005 and 2004.

3.	Operating and Financial Review and Prospects.

Item 1

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Board of Directors of
Telefónica de Argentina S.A.

1.	We have reviewed the accompanying consolidated balance sheet of Telefónica de Argentina S.A. (the “Company” or “Telefónica”, an Argentine Corporation) and its consolidated subsidiary as of June 30, 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the six-month period ended June 30, 2005, all expressed in constant Argentine pesos (Note 2.2). These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with the standards of Technical Resolution No. 7 of the Argentine Federation of Professional Councils in Economic Sciences applicable to the limited review of interim period financial statements. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our review, we are not aware of any material modifications that should be made to the consolidated financial statements as of June 30, 2005 referred to above, for them to be in conformity with generally accepted accounting principles in the City of Buenos Aires, Argentina, and the pertinent regulations of the Argentine Business Association Law and the Argentine National Securities Commission (“CNV”).

4.	In relation with the consolidated balance sheet of Telefónica and its consolidated subsidiary as of December 31, 2004, and the consolidated statements of income, changes in shareholders’ equity and cash flows for the six-month period ended June 30, 2004, presented for comparative purposes, we inform that:

(a) On February 14, 2005 other auditors issued an unqualified audit report on the consolidated financial statements of the Company and its consolidated subsidiary as of December 31, 2004. In addition, those auditors mentioned in their report that the financial statements of the consolidated subsidiary Telinver S.A. as of December 31, 2004 were audited by a third audit firm, who issued on February 14, 2005 an unqualified audit report.

(b) On August 9, 2004 other auditors issued a limited review report on the consolidated financial statements of the Company as of June 30, 2004 with no observations. In addition, those auditors mentioned in their report that the financial statements of the consolidated subsidiary Telinver S.A. as of June 30, 2004 were reviewed by a third audit firm, who issued a limited review report dated August 2, 2004 including an uncertainty about Telinver S.A. s ability to continue as a going concern. As explained in note 6.1 to the accompanying consolidated financial statements, this uncertainty was subsequently resolved.

5.	As further explained in Note 19. to the accompanying consolidated financial statements, certain accounting practices applied by the Company conform with generally accepted accounting principles in the City of Buenos Aires, Argentina, and with accounting standards set forth by the CNV, but do not conform with generally accepted accounting principles in the United States of America. The effects of these differences have not been quantified by the Company. Accordingly, the accompanying consolidated financial statements are not intended to present the information on the Company’s financial position and the related results of its operations and cash flows in accordance with generally accepted accounting principles in the United States of America.

Buenos Aires,
August 8, 2005

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

ROSANA E. SERIO
Partner

Item 2

     Consolidated Financial Statements
and Operating and Financial Review and Prospects

As of June 30, 2005 and December 31, 2004 and for the six-month periods ended June 30, 2005 and 2004

TELEFONICA DE ARGENTINA S.A.

TABLE OF CONTENTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Table of Contents

Consolidated Balance Sheets as of June 30, 2005 and December 31, 2004.

Consolidated Income Statements for the six-month periods ended June 30, 2005 and 2004.

Consolidated Statements of Changes in Shareholders' Equity for the six-month periods ended June 30, 2005 and 2004.

Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2005 and 2004.

Notes to Consolidated Financial Statements as of June 30, 2005 and Comparative Information.

Operating and Financial Review and Prospects.

Independent accountants’ Review Report.

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2005 AND DECEMBER 31, 2004 (1)

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	June-05	December-04

ASSETS
CURRENT ASSETS
Cash and banks (note 3.1.a)	16	15
Investments (notes 21.c) and 21.d))	271	259
Trade receivables (note 3.1.b)	334	324
Other receivables (note 3.1.c)	74	84
Inventories (note 3.1.d)	17	8
Other assets (note 3.1.e)	3	3

Total current assets	715	693

NONCURRENT ASSETS
Trade receivables (note 3.1.b)	3	4
Other receivables (note 3.1.c)	153	163
Investments (note 21.c)	1	1
Fixed assets (note 21.a)	6,229	6,596
Intangible assets (note 21.b)	59	67

Total noncurrent assets	6,445	6,831

Total assets	7,160	7,524

LIABILITIES
CURRENT LIABILITIES
Trade payables (note 3.1.f)	386	424
Bank and financial payables (note 3.1.g)	768	1,209
Payroll and social security taxes payable (note 3.1.h)	73	80
Taxes payable (note 3.1.i)	125	95
Other payables (note 3.1.j)	58	63
Reserves (note 21.e)	3	4

Total current liabilities	1,413	1,875

NONCURRENT LIABILITIES
Trade payables (note 3.1.f)	65	67
Bank and financial payables (note 3.1.g)	2,369	2,500
Payroll and social security taxes payable (note 3.1.h)	14	16
Other payables (note 3.1.j)	31	29
Reserves (note 21.e)	286	267

Total noncurrent liabilities	2,765	2,879

Total liabilities	4,178	4,754

SHAREHOLDERS' EQUITY	2,982	2,770

Total liabilities and shareholders' equity	7,160	7,524

(1) See note 2.4.

The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.

MARIO EDUARDO VAZQUEZ
Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED INCOME STATEMENTS FOR THE SIX-MONTH PERIODS
ENDED JUNE 30, 2005 AND 2004 (1)

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	June-05	June-04

NET REVENUES (note 18)	1,656	1,499

COST OF SERVICES PROVIDED (note 3.1.k)	(960)	(949)

Gross profit	696	550

ADMINISTRATIVE EXPENSES (note 21.h)	(190)	(167)

SELLING EXPENSES (note 21.h)	(208)	(142)

OTHER EXPENSES, NET (notes 3.1.l) and 21.h))	(18)	(37)

Subtotal	280	204

LOSS ON EQUITY INVESTMENTS	-	(1)

HOLDING AND FINANCIAL INCOME/(LOSS) ON ASSETS (2)
Exchange differences	(13)	2
Interest and financial income	18	14
Holding loss from Government Securities	(4)	-
Holding (loss) / gain from financial instruments	(1)	7

HOLDING AND FINANCIAL INCOME/(LOSS) ON LIABILITIES (3)
Exchange differences	122	(23)
Interest and financial charges	(162)	(214)
Holding loss from financial instruments	(16)	(10)
Other (note 3.1.m)	(12)	(10)

Net Income / (Loss) before Income Tax	212	(31)

INCOME TAX (note 2.3.k)	-	-

Net Income / (Loss) for the period	212	(31)

Earnings / (Losses) per share (4)	0.12	(0.02)

Earnings / (Losses) per ADS (4)	1.21	(0.18)

(1)	See note 2.4.

(2)	Mainly related to current investments, trade receivables and other receivables.

(3)	Mainly related to trade, bank and financial, other payables and reserves.

(4)	Basic and diluted earnings per share and ADS are the same, as there are no outstanding options to purchase shares. Amounts expressed in Argentine Pesos (note 2.3.n).

The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.

MARIO EDUARDO VAZQUEZ
Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2.)

	SHAREHOLDERS’ CONTRIBUTION			ACCUMULATED INCOME (LOSSES) (2)

	CAPITAL STOCK (1)

ACCOUNT	Outstanding shares	Comprehensive adjustment to capital stock	Subtotal	Legal Reserve	Reserve for Future dividends	Accumulated Income (Losses)	TOTAL

Balance as of December 31, 2003	1,746	2,135	3,881	416	1,626	(3,145)	2,778

Net loss for the six-month period ended June 30, 2004	-	-	-	-	-	(31)	(31)

Balance as of June 30, 2004	1,746	2,135	3,881	416	1,626	(3,176)	2,747

Net income for the six-month period ended December 31, 2004	-	-	-	-	-	23	23

Balance as of December 31, 2004	1,746	2,135	3,881	416	1,626	(3,153)	2,770

Net income for the six-month period ended June 30, 2005	-	-	-	-	-	212	212

Balance as of June 30, 2005	1,746	2,135	3,881	416	1,626	(2,941)	2,982

(1)	Includes 2,355 treasury shares.
(2)	See note 4.

The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.

MARIO EDUARDO VAZQUEZ
Chairman

TELEFONICA DE ARGENTINA S.A.

     CONSOLIDATED STATEMENTS OF CASH FLOWS (1)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004 (9)

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	June-05	June-04

Cash and cash equivalents at end of period (8)	263	258

Cash and cash equivalents at beginning of year (6)	266	354

Decrease in cash and cash equivalents	(3)	(96)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS

Net income/(loss) for the period	212	(31)
Adjustments to reconcile net income/(loss) for the period to net cash provided by operations:
Exchange differences (2)	(117)	21
Fixed assets amortization	551	580
Material consumption	21	23
Intangible assets amortization	8	7
Cost of services provided	10	14
Holding losses from financial instruments	17	3
Holding loss from government securities	4	-
Increase in allowances and accruals (3)	78	68
Gain from disposition of current investments (7)	(3)	-
Loss on equity investments	-	1
Interest accrued net (5)	129	177

Changes in assets and liabilities:
Trade receivables	(50)	(27)
Other receivables	32	(13)
Current investments	(23)	-
Inventories	(19)	(20)
Trade payables	(56)	(46)
Payroll and social security taxes payable	(9)	(11)
Taxes payable	29	26
Other payables	(11)	(26)
Reserves	(15)	(1)
Collected interests	7	7
Payment of tax on minimum presumed income	(18)	(21)

Cash flows provided by operating activities	777	731

Cash flows used in investing activities:
Fixed assets purchases (4)	(185)	(143)
Current investments	11	-

Cash flows used in investing activities	(174)	(143)
	------------	------------
Cash flows used in financing activities:
Proceeds from loans	331	154
Repayments of loans	(793)	(638)
Interest paid	(144)	(198)
Increase in intangible assets	-	(2)

Cash flows used in financing activities	(606)	(684)

Decrease in cash and cash equivalents	(3)	(96)

(1)	Cash and cash equivalents with original maturities not exceeding three months are considered to be cash and cash equivalents which totaled: (i) 16 million and 247 million, respectively, as of June 30, 2005; (ii) 15 million and 251 million, respectively, as of December 31, 2004, (iii) 16 million and 242 million, respectively, as of June 30, 2004, and (iv) 18 million and 336 million, respectively, as of December 31, 2003.
(2)	In 2005, net of (8) million, corresponding to the exchange difference originated by cash and cash equivalents denominated in foreign currency.
(3)	It does not include increases/decreases of allowances of deferred tax asset and Patriotic Bond.
(4)	In 2005 and 2004, net of 20 million and 24 million, respectively, financed by trade payables.
(5)	Net of other financial charges.
(6)	In 2005, cash and cash equivalents at the beginning of the year do not include 8 million corresponding to Other Investments (see notes 2.3.b) and 17).
(7)	Included in “Other Expenses net” in the consolidated income statements.
(8)	In 2005, cash and cash equivalents at the end of the period do not include 24 million corresponding to Discount Bond (see note 14.).
(9)	See note 2.4.

The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.

MARIO EDUARDO VAZQUEZ
Chairman

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2005 AND COMPARATIVE INFORMATION
(see note 2.4. )

Amounts stated in millions of Argentine Pesos (except where expressly indicated that figures are stated in Argentine Pesos or other currency)

1. OPERATIONS OF THE COMPANY

Telefónica de Argentina S.A. (“Telefónica” or “the Company”) has been granted a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina (the “Southern region license”), which was exclusive until late 1999.

Additionally, the Company signed a license agreement with the Secretary of Communications (“S.C.”) for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. The Company’s obligations under this license mainly relate to service quality and coverage of the areas to be serviced.

On June 9, 2000, the National Executive Power issued Decree No. 465/00 which provided the complete deregulation of the telecommunications market as from November 9, 2000.

On September 3, 2000, the National Executive Power issued Decree No. 764/00 which, in the context of such deregulation, approved the Rules for Licenses for Telecommunication Services, the Interconnection, the Universal Service and the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to the Company. On September 19, 2000, the Company filed a reconsideration petition against certain specific issues of Decree No. 764/00. The Court has not ruled on this issue.

The Company’s short-term strategy has been to adapt its business plans to address the challenges and risks presented by the Argentine economic crisis. Therefore the short-term strategy has focused on the renegotiation of tariffs and, since early 2002, the Company has been taking certain steps to moderate the effects of the imbalance between changes in revenues and costs caused by the significant increase in the prices of supplies and the cost of technology–related investments usually required by the business that the Company operates, and the situation affecting service rates described in note 10.1. Some of these measures include: i) capital expenditures controls, ii) operating costs reduction, iii) increased collection rates and, iv) debt renegotiation, cash management and roll-over of short-term debt.

The relationship between variables determining revenues and expenses is currently mismatched as a result of the “pesification” and freezing of the Company’s tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the outcome of pending tariff renegotiation with the Argentine government. The Company’s tariff renegotiation proposal presented to the Argentine government attempts to rebalance the relationship between variables determining revenues and costs (including investments), i.e. to achieve the “economic and financial equation” contemplated in the Transfer Contract (the “economic and financial equation”) (see note 10).

As of the date of issuance of these financial statements, the evolution of the main macroeconomic variables since the economic crisis of years 2001-2002 show positive signs such as growth of the economy, stabilization of the exchange rate and less inflation, although there have been certain signs of deceleration in the pace of economic growth and rises in domestic prices. Therefore, in the opinion of the Company’s Management, there is greater certainty in the operating and economic environment due to, among other factors, a relative stabilization in the Peso equivalent amounts of its foreign currency denominated debt, due to the financing already obtained and the gradual reduction of short term debt (see notes 2.3. g) and 13).

Although the Company has adopted the above mentioned measures to mitigate the effects of changes in its business resulting from the issue described in the above paragraphs, and certain indicators of the Argentine economy are currently showing favorable signals, the future operating conditions and characteristics might not continue to be stable because the regulatory framework in force has still not established the rules to allow reinstating the balance of the variables that constitute the Company’s economic and financial equation (see note 10).

Telefónica has signed a Management Agreement (the “Agreement”) with its operator and majority shareholder, Telefónica S.A. (“TESA”, formerly known as Telefónica de España S.A.). Under this Agreement, the complete management of Telefónica is entrusted to the operator. Such agreement was automatically extended until April 2003 at TESA´s option. On October 30, 2002, TESA notified the Company that it intended to exercise the option to extend the effective term of the Agreement for an additional period of five years to be counted as from April 30, 2003. Until that date the management fee amounted to 9% of the Company’s “gross margin”, as defined in the Agreement. On July 30, 2003, the Company entered into a Supplement to the Agreement, confirmed by the General Shareholders’ Meeting held on April 19, 2004, pursuant to which the management fee as from May 1, 2003 was reduced to 4% of the gross margin.

On April 10, 2002, the Company’s General Ordinary and Special Shareholders’ Meeting approved an amendment to the corporate purpose. The corporate purpose was broadened for the Company to be able to engage in other types of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the broadening of the corporate purpose, it is necessary to obtain the related authorization of the telecommunication regulatory authority. The related request has been filed to the S.C. and is pending. Therefore, the changes to the Company’s corporate purpose are subject to administrative approval by the S.C.

2.  SIGNIFICANT ACCOUNTING POLICIES

2.1. Consolidated financial statements

The consolidated financial statements of the Company have been prepared in accordance with Technical Resolution (“TR”) No. 19 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) applicable to consolidated financial statements.

In accordance with generally accepted accounting principles and current Argentine legislation, the presentation of the parent company’s unconsolidated financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the unconsolidated financial statements. For the purpose of these financial statements, unconsolidated financial statements have been omitted.

The Company has consolidated its financial statements as of June 30, 2005, line by line, with the financial statements as of that date of Telinver S.A. (“Telinver”), a company in which Telefónica holds a controlling interest.

Additionally, for the presentation of comparative consolidated information as of December 31, 2004 and for the six-month period ended June 30, 2004 the Company has used Telinver’s financial statements as of such dates, prepared on the basis of valuation criteria consistent with those applied by the Company (see note 2.3) . In addition, accounting standards generally accepted in Argentina (“Argentine GAAP”) set forth that in the case of seasonal businesses, the financial statements should also include, as comparative information, the balance sheet as of the same date of the previous year. In this regard, the Company understands that even though the cyclical nature of Telinver’s businesses might lead to considering them seasonal, such effect on the financial data disclosed in the Company’s consolidated financial statements as of December 31, 2004 is not significant.

Participation in the directly controlled subsidiary as of June 30, 2005 is as follows:

		Subscribed capital stock

		Face value-amount
Company	Main Business	in Argentine Pesos	% of votes

Telinver	Commercial, investment and	181,234,606 (1)	99.99999
	telecommunications services supplied among others.

(1)	Corresponds to Telinver’s total capital stock.

2.2. Presentation of financial statements in constant Argentine Pesos

Until the three-month period ended March 31, 2002, the Company’s financial statements have been prepared recognizing the effects of changes in the purchasing power of money only through August 31, 1995, (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos, by means of the application of the restatement method in constant currency as set forth by FACPCE in effect as of that date. Effective September 1, 1995, for Argentine GAAP purposes, and considering the economic stability conditions at that moment, and according to the requirements of the National Securities Commission (“Comisión Nacional de Valores” or “CNV”), the Company discontinued application of the restatement method. This accounting criterion was accepted by Argentine GAAP until December 31, 2001.

In 2002, as a result of the new inflationary conditions, and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Exchange System Reform Law, the Professional Council of Economic Sciences of the City of Buenos Aires “CPCECABA” approved the reinstatement of inflation accounting in financial statements for fiscal years or interim periods ended as from March 31, 2002 in accordance with Argentine professional accounting principles, and provided that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 2001.

Decree No. 1,269/02 of the National Executive Power and later Resolution No. 415/02 of the CNV, reestablished the requirement of presentation of financial statements in constant currency. Nevertheless, in 2003, Decree No. 664/03 of the National Executive Power and the later Resolution No. 441/03 of the CNV set forth again that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

However, the CPCECABA discontinued the application of the method that required restatement into constant currency as from October 2003. In accordance with the above, the financial statements of the Company as of June 30, 2005 and December 31, 2004 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to changes in the Argentine wholesale price index published by the Argentine Institute of Statistics and Census (“INDEC”)) in compliance with the regulations issued by the National Executive Power and the CNV (the accumulated effect on the that index between January 1, 2003 and September 30, 2003 was a 1.4% decrease). The effect on the Company’s shareholders’ equity as of June 30, 2005 and as of December 31, 2004 and on results for the six-month periods ended June 30, 2005 and 2004 of not restating figures until September 30, 2003 is not significant.

2.3. Valuation methods

The Company applied the valuation criteria established by professional accounting principles applicable to the Company and approved by the CPCECABA, which, in their application to the transactions and the balances included in these financial statements, do not differ significantly from the valuation criteria established by CNV regulations.

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses during each period/year.

Among others, these financial statements reflect the effects of economic and foreign exchange regulations that were known as of the date of issuance of these financial statements. All management estimates have been made accordingly (see notes 2.3. g), 2.3. k), 2.6. , 10, 13 and 14 among others, for material estimates concerning the effects of the crisis in Argentina and related economic and regulatory government actions). Some of these measures, which directly and indirectly affect the Company’s business relationships, have been challenged in legal actions filed by third parties to which the Company is not party. The effects of any additional measures that could be taken by the Government and the implementation of those already adopted, as well as the effects of potential modifications resulting from such legal actions, will be accounted for when the Company’s Management becomes aware of them.

Final results may differ from those estimated by the Company’s Management. Accordingly, the decisions that are to be made in reliance on these financial statements should consider the potential future development of such governmental actions, and the Company’s financial statements should be read in light of these circumstances.

The principal valuation methods are as follows:

a) Cash and Banks:

Amounts in Argentine Pesos: stated at nominal value, including financial income/expense accrued through the end of each period/year.

Amounts in foreign currency: stated at the exchange rate applicable to its settlement in effect at the end of each period/year, according to the intended use by the Company, including accrued financial income/expense as of each date, if applicable.

b) Current Investments:

Investments in mutual funds: measured at their net realization value.

US$ Discount Bonds: considering the intention of the Company, these bonds have been measured at their net realization value as of June 30, 2005 plus, if any, financial income/loss accrued as of the period-end (see note 14).

Intelsat: Telefónica’s interest in Intelsat Ltd. (formerly known as International Telecommunications Satellite Organization ("Intelsat")) as of December 31, 2004, was accounted for at the U.S. dollar amount of paid-in capital, stated at the exchange rate applicable to its settlement in effect at the year-end, up to the limit of its interest valued by the equity method, determined on the basis of the latest available financial information.

On January 28, 2005, the Company sold its shareholding interest in Intelsat. The effects of such sale were recognized as of that date (see note 17).

c) Receivables and payables:

Receivables and payables in local currency: at nominal value, plus, if applicable, financial results accrued as of the end of each period/year, which does not significantly differ from the accounting measurement obtained by calculating the discounted value of the cash flows that would be derived from respectives assets and liabilities.

Receivables and payables in foreign currency: valued at the exchange rates applicable to their settlement prevailing as of the end of each period/year, in accordance with the Company’s intended use, plus, if applicable, the financial results accrued as of those dates, which do not differ significantly from the measurement of the discounted value based on the rate of each transaction.

As long as Law No. 25,561 (Public Emergency and Exchange Regime Reform Law) is still in force, the interpretation of the CPCECABA has been that the discount rate to be used would be such as stated in the transaction, and in the absence of such rate or a representative rate for the transaction, the interest rate quoted by Banco de la Nación Argentina for savings accounts will be taken into account. This criterion was not applied to current captions because the CPCECABA has interpreted that the low level of variation in the internal wholesale price index allows for considering the period as one of economic stability.

Trade receivables: include services provided and settlements with foreign correspondents, both billed and accrued and unbilled as of the end of each period/year, the latter being determined based upon information about actual consumption, subsequent billings and estimates using real historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. The Company includes as a receivable the portion accrued as of each period/year of the surcharge for late payment included in the invoices for payments until the “second due-date” of the invoice. For amounts that are past-due beyond the second due-date provided in the original invoice, the interest for late payment is recorded in the cases in which the Company estimates that it will be recovered.

Prepaid services: since baseline services committed to be rendered by IBM (IBM Argentina S.A.) over the duration of the contract will be received by the Company in uniform quantities over the duration of the contract, the baseline service total original cost of US$ 218.6 million is accrued based on the straight line method over the duration of the contract. So, prepaid services balance included in Other Receivables (IBM agreement) relating to the baseline services received includes (see note 9.1. ):

a) The balance of the decreasing monthly installments paid to IBM as of each period/year-end less the cost accrued on the straight line method basis over the term of the agreement as of each of those dates. Annual increases in service costs as agreed upon between the parties are accrued and recorded in the Company’s income statement as from the fiscal year in which such increases occur.

b) Deferred gain: due to the interdependence of the terms of the agreement on outsourcing of the service and sale to IBM of the related equipment, the Company did not recognize any gain from the sale of the assets similarly to a sale and operating leaseback and, so, the gain is deferred and amortized ratably over the term of the services agreement as an adjustment to the cost accrued for the services mentioned in a).

“Patriotic Bond”: as of December 31, 2004 this bond had been valued at its estimated recoverable value, recording an allowance for impairment taking into account the sovereign debt restructuring process commenced by the Argentine Government, which included such bonds (see note 14).

Universal Service contribution (see note 16): the Company calculates the charge for the Universal Service contribution, consisting in 1% of revenues from telecommunications services, net of automatic deductions provided by the related Regulation and in accordance with Company’s estimates of the amounts payable within each period/year, since the detailed rules of calculation and payment of this tax are still pending. If resulting in a balance payable to the Universal Service fund, such net amount is booked as liability. On the other hand, all deductions and subsidies that must first be approved by the regulatory entity will be booked by the Company as receivable in each period/year in which its reimbursement is approved by such entity.

d) Inventories:

Raw materials related to paper for printing directories have been accounted for at replacement cost, which does not exceed their estimated realizable value.

Costs related to directories in edition process have been accounted for at their production cost. This amount does not significantly differ from reproduction cost and does not exceed its estimated realizable value.

Equipment and supplies for selling (including telephone accessories and prepaid cards) have been accounted for at the replacement cost up to the limit of their estimated realizable value.

Inventories are accounted for net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at the end of each period/year.

e) Other assets:

Other assets include buildings no longer used for Company’s operations and intended for sale. The carrying book value has been recorded at restated cost as described in note 2.2. , which does not exceed its estimated realizable value.

f) Noncurrent Investments:

The 50% interest in E-Commerce Latina S.A. as of December 31, 2004 was accounted for by the equity method based on the financial statements of that company as of such date, prepared in accordance with accounting principles consistent with those used by the Company.

The investment in E-Commerce Latina S.A. as of June 30, 2005 has been valued by the equity method, based on the financial statements of that company as of March 31, 2005. The Company considers that there were no significant events during the quarter ended on June 30, 2005 that could significantly affect the value of such investment at that date.

g) Fixed assets:

The fixed assets received from Empresa Nacional de Telecomunicaciones (“ENTel”) have been valued at their transfer price. Subsequent additions have been valued at cost. All figures have been restated as described in note 2.2 and depreciated by the straight-line method over their remaining useful lives. When the construction of work in process extends over time, its value includes the cost net of the effect of inflation, if applicable, of financing by third parties related to the investment during the construction period until such time as the asset is ready to be used for a productive purpose. Capitalized interest included in construction in process during the six-month period ended June 30, 2005 and the fiscal year ended December 31, 2004 amounts to 3 million and 8 million, respectively.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Company to the fixed asset category, the Company calculates the depreciation charge based on the adjusted remaining useful life in accordance with the related assets replacement plan.

Telefónica’s fixed assets were assessed for impairment based on their recoverable value on the basis of the Company Management’s best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. The Company has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its projections based on the latest trends. As explained in note 1, the main macroeconomic variables have shown a relative stabilization. In the opinion of the Company’s management, based on the preparation of projections based on such trends and the consideration of operating strategies available for possible scenarios, the Company will generate future cash flows sufficient to recover the balances corresponding to its fixed assets. Notwithstanding the foregoing, as explained in note 10.1, the Company will continue to monitor the projected situation and will assess the effect of any new future developments.

h) Intangible assets:

Trademarks and the license to use the logo were valued at acquisition cost restated as described in note 2.2, net of accumulated amortization which is calculated based on the remaining duration of the Telinver contract, until October 2007.

The license related to the data transmission business, including the authorizations to use the “B” Band, restated as described in note 2.2, is amortized by the straight-line method over a 10-year term.

Deferred expenses are incurred in connection with the issuance of negotiable obligations and have been restated as described in note 2.2, were deferred and are being amortized by the straight-line method as from the issuance date to the maturity of such negotiable obligations. The amortization of such deferred expenses has been recognized in the line “Other holding and financial income/(loss) on liabilities” of the Company’s income statements. In addition, those expenses include the amount related to the “authorization fee” in connection with waivers granted by the holders of negotiable obligations which are amortized on a straight-line basis through maturity.

The rights of use links have been valued at the acquisition cost restated as indicated in note 2.2 and are amortized by the straight-line method over 15 years, the term of the rights.

The assignment to Telinver of Meller Comunicaciones S.A.’s rights pursuant to the contract for publishing Telefónica’s telephone directories and the non competition clause undertaken by Meller Comunicaciones S.A., have been valued at historical cost restated as described in note 2.2. and are amortized as from October 1, 1997 through September 30, and October 1, 2007, respectively, according to the terms of the above-mentioned contracts.

The non-competition clause has been valued at its acquisition cost and is amortized by the application of the straight-line method in a 7-year period.

Intangible assets value as of June 30, 2005 does not exceed its recoverable value.

i) Reserves:

During the normal course of business, Telefónica and Telinver are subject to several labor, commercial, tax and regulatory claims. While these actions are being contested, the outcome of such individual matters is not predictable with assurance. Charges have been recorded for contingencies where it is probable that the Company will incur a loss. The amount of loss is based on management’s assessment of the likelihood of occurrence taking into account legal counsel’s opinion regarding the matter. As of June 30, 2005, the amount booked for reserves is 289 million.

j) Financial Instruments:

The Company uses currency swaps, which, in the context of the Convertibility Law between the U.S. Dollar and the Argentine Peso, were intended to eliminate the variability in the cash flows of its debts denominated in Yens and in Euros and that currently reduce such variability in relation to the variations in the exchange rate between the yen/euro and the U.S. dollar so that, the Company has ensured a fixed exchange rate between the yen/euro and the U.S. dollar for these obligations paying for the coverage a fixed percentage. The main criteria used by the Company to determine the hedge effectiveness are: i) notional amount of swap contracts and hedged items; ii) currency of the swap contracts and covered items, and iii) maturity date of the hedge instrument and the hedged item. As of June 30, 2005 and December 31, 2004, the hedge relationships were deemed to be ineffective because of the devaluation of the peso and the freezing of the Company’s tariffs.

k) Income tax and tax on minimum presumed income:

The Company records income tax by applying the deferred method. Deferred tax assets result mainly from the temporary differences arising principally from allowances and financial charges that are not yet deductible for tax purposes and mainly from tax loss carryforwards of previous fiscal years. Deferred tax liabilities result mainly from temporary differences in the valuation of fixed assets for accounting and tax purposes basically due to different depreciation criteria and to the treatment of capitalized interest.

On April 2, 2003, CPCECABA issued Resolution MD No. 11/2003 establishing that the effect of the inflation restatement of the original cost of assets must not be considered to be a temporary difference as it is not a different valuation basis.

In order to book the temporary differences, the Company applied the liabilities method: the determination of net deferred tax assets or liabilities is based on temporary differences charged to the “Income tax” caption in the income statements.

The Company’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company’s ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

Considering its estimates, the Company’s Management takes into account the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect current trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. Therefore, considering the legal requirements of limitation periods applicable to tax loss carryforwards and the variables which affect the future taxable results, including the one related to the possible effect of the outcome of the pending tariff renegotiation (see notes 1. and 10.1), Telefónica has booked a reserve for the balance of net deferred tax assets whose recovery depends upon the generation of future taxable income. Telinver has projected a taxable income for the fiscal year 2005 and has decided to partially reverse the balance of the net tax assets reserve in an amount of 5 million.

Under the Public Emergency and Exchange System Reform Law No. 25,561, as implemented by Decree No. 2,568/02, losses generated by the effect of the Argentine Peso devaluation on monetary assets and liabilities in foreign currency involved in the generation of Argentine-source income, existing as of January 6, 2002, valued at an exchange rate of $1.00 per US$1.00, should be adjusted using an exchange rate of $1.40 per US$1.00, and be carried forward five years as from the date of the enactment and used to offset income taxes at a proportion of 20% each year.

The Company’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 750 million, which are computed in equal parts in five years starting December 31, 2002. Approximately 150 million will be computed for tax purposes in the fiscal year ended December 31, 2005, while 150 million will be carried forward and applied to offset taxes over the next year.

As of December 31, 2004 the Company and Telinver kept a tax loss carryforward of approximately 2,480 million (868 million at a 35% tax rate), that could be applied to offset future income tax charges until 2007. The Company has estimated taxable income of approximately 445 million (453 million corresponding to Telefónica) for the period ended June 30, 2005, that will be offset against cumulative tax loss carryforwards existing at the beginning of the fiscal year.

		Tax loss carryforwards
Maturity year	Original year	(amounts in million of pesos)(1)

2007	2002	2,035

(1)	Net of 453 million corresponding to estimated taxable income of the Company for the six- month period ended June 30, 2005.

The following table presents the components of the Company’s deferred tax balances:

	June 30, 2005		December 31, 2004

Deferred tax assets

Income tax on tax loss carryforwards	712	(1)	868
Exchange differences deductible in future
periods/years	80		108
Allowance for doubtful accounts	55		47
Accrual for reverses and other non-
deductible allowances and accruals	173		162

	1,020	(2)	1,185	(2)
Allowance for deferred tax net assets	(888)	(2)	(1,051)	(2)

Subtotal	132		134

Deferred tax liabilities

Fixed assets	(109)		(110)
Dismissal accrual for tax purposes	(14)		(14)
Other liabilities	(4)		(5)

Subtotal	(127)	(2)	(129)	(2)

Total	5		5

(1)	Net of 156 million of taxable income for the six-month period ended June 30, 2005, that will be fully offset by accumulated tax loss carryforwards from previous years.
(2)	As of June 30, 2005, the effect of discounting the balances of deferred tax assets, deferred tax liabilities and allowance for deferred tax net assets in accordance with accounting rules of the CPCECABA would have resulted in a reduction of those balances of 68 million, 22 million and 46 million, respectively. As of December 31, 2004, this effect on deferred tax assets, deferred tax liabilities and allowance for deferred tax net assets would have resulted in a reduction of those balances of 9 million, 4 million and 5 million, respectively.

The following is the reconciliation of the income tax amount resulting from the application of the corresponding tax rate on net income before tax and the amount charged to the income statement (that has been nil for the six-month periods ended June 30, 2005 and 2004):

	June 30, 2005	June 30, 2004

Net income/(loss) before tax at statutory
income tax rate	74	(11)
Permanent differences:
Net non-taxable results	(2)	-
Inflation restatement effect	91	108
Reversal of allowance for deferred tax
assets	(163)	(97)

Total	-	-

Additionally, the Company calculates the Tax on minimum presumed income by applying the effective tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of the period/year. This tax is supplementary to the Income Tax. The Company’s tax liabilities will be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

The Company has determined a tax on minimum presumed income charge for the period ended June 30, 2005 in an amount of 18 million that was included in the caption “Other non-current receivables” as the Company’s Management has estimated that such tax would be recoverable based on its tax projections and the terms for recovery established by the law (10 years). The amounts booked as tax on minimum presumed income credit have been measured at their discounted value, on the basis of the Company’s tax projections.

l) Shareholders' equity accounts:

Shareholders' equity accounts have been restated as described in note 2.2 except for “Capital stock - Outstanding shares”, which is stated at its original amounts. The adjustment required to restate this account in constant Argentine Pesos (see note 2.2) is included in the “Comprehensive adjustment to capital stock”.

m) Revenue recognition:

Revenues and expenses are credited or charged to income on an accrual basis. The Company recognizes income from fixed telephony services (local and long distance, prepaid cards and access to the network, among others) based on the use of the network. Charges for the installation of telephone lines or interconnection services are recognized as revenues when the service connection is made.

The Company recognizes income from sales of equipment when they are delivered and accepted by its customers. For contracts where the Company provides customers with an indefeasible right to use network capacity, the Company recognizes revenue ratably over the term on stated life of the agreement. In addition, the effects of the adjustment of prices agreed upon with customers in relation to services rendered are recognized when all necessary conditions are met to consider them as revenues.

The Company recognizes revenues and cost of sales for sales of advertisements in telephone directories when the directories are published and distributed. For the main telephone directories undergoing the process of edition as of June 30, 2005 and 2004, the total amount of sales not yet booked as income, because of the revocability of the advertisement orders as of that dates, is 48 million and 29 million, respectively.

As of June 30, 2005 and 2004 charges for the use, depreciation and amortization of non-monetary assets (materials, inventory, fixed assets and intangible assets) have been stated based on the inflation restated amounts of such assets (see note 2.2) .

n) Net earnings/loss per share:

The Company calculates the net earnings per share on the basis of 1,746,050,074 common shares (net of 2,355 common treasury shares) with a face value of $1 and with a vote per share.

2.4. Comparative Financial Statements

According to TR No. 8, the Company’s financial statements as of June 30, 2005 and for the six-month period then ended, have been presented with the following comparative information:

–	Balance sheet: as of December 31, 2004.

–	Statements of operations, of changes in shareholders’ equity and cash flows: for the six-month period ended June 30, 2004.

The same disclosure criteria have been used in the preparation of supplementary information that disaggregates the data contained in the financial statements mentioned above. Certain amounts as of December 31, 2004 and as of June 30, 2004 have been retroactively adjusted for comparative purposes.

2.5 Unifying of accounting standards

     In July 2004, the FACPCE and the CPCECABA signed a voluntary agreement expressing their intention to unify accounting standards. For that purpose, a committee was created with a representative from each institution, which reached an agreement and approved a preliminary document.

     In April 2005, the FACPCE approved the proposal of changes included in a preliminary document to modify its Technical Resolutions and Interpretations through Resolution No. 312/05, approval and determination of terms by the Board of Directors of the CPCECABA being pending.

     As of the issuance date of these financial statements, the Company is analyzing the effects of the changes that will result from the unifying of the above mentioned technical pronouncements.

2.6 Financial instruments with off-balance sheet risk and concentrations of credit risk

Hedging Policy

     An essential element of the exchange rate management policy is to minimize the negative financial results due to variations in the exchange rates, while still being able to maintain open currency positions (under strict risk supervision). The primary objectives of the policy are: (i) to secure the payments in foreign currency, hedging firstly the short term payments and then hedging the long term ones, including through derivative instruments; (ii) to cover the Company's indebtedness in foreign currency as disclosed in the balance sheet as they become due and (iii) to modify the composition of the Company's financial indebtedness, or to refinance it by issuing Peso-denominated debt or entering into agreements to Peso denominated debts.

     During the fiscal years 2002 and 2003, the Company has been unable to hedge the foreign exchange risk related to the foreign currency denominated debt due to the lack of depth of the peso/dollar derivative market, appropriate counterparts or high costs of such transactions. As of June 30, 2005, the Company keeps bank and financial indebtedness in foreign currency for an amount equivalent to 2,492 million and for the purpose of partially hedging its indebtedness in foreign currency, the Company has deposits in US Dollars as of that date for an amount of US$ 76 million.

The main aspects of the hedging policy of the Company are the following:

i. Existence of a clearly identified risk and the risk management objectives and strategies.

     Since the Convertibility Law pegged the peso at a value of $1 per US$1, exchange rates risks were mainly related to changes in the value of the peso/U.S. dollar in comparison with currencies other than the Argentine peso and the US dollar. In January 2002, the Argentine government devalued the Argentine peso and currently the peso/U.S. dollar exchange rate is determined by a free market with certain controls.

     Until 2002, the Company did not hedge its U.S. dollar-denominated debts obligations because under the Convertibility Law the peso/U.S. dollar exchange rate was essentially fixed at parity and the Company had revenues stream linked to the U.S. dollar because rates were denominated in U.S. dollars and converted into pesos at the end of each month. However, in some cases, the Company hedged US dollars against yens and euros (see “Financial Instruments – Swaps”). Before the Convertibility law, according to the Transfer Contract, the rates were to be restated for inflation in Argentina and in certain extraordinary circumstances, by a specific formula which considered both the effect of the inflation and the variation in exchange rates. Since the end of the Convertibility Law almost all of the Company's revenues are stated in pesos but almost all of the Company's debt was denominated in foreign currency, so the Company had a mismatch between revenues and its financial debt in foreign currency.

     As a consequence of the above mentioned mismatch the Company established a policy of partially hedging the Company’s exposure to exchange rate risk derived from the fluctuation between the value of the peso against foreign currencies and its effects on certain future short-term payments of the Company’s debt obligations denominated in foreign currencies. Moreover, the Company’s policy does not include the holding of derivative financial instruments to hedge the exposure to interest rate risk.

     The Company has no financial instruments for trading purposes.

ii. Matching the main features (notional, maturity date, and interest payment dates) of the underlying and one side of the derivative.

     The Company tries to obtain this balance especially for the foreign currency debt and derivatives hedging payments in foreign currency. Even when a perfect hedge of the flows is sought, the lack of depth of the Argentine's derivative markets has led historically to imbalances between the characteristics of the hedges and the underlying debts, which however, have not been significant with respect to the purpose of the hedge. The Company intends to reduce those imbalances as mentioned below, as long as this does not involve disproportionate transaction costs.

     The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items; this process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments in foreign currency.

iii. Capacity to revaluate derivative instruments at market prices.

     The Company uses internal valuations for the derivatives instruments which are verified with independent parties'valuations (e.g. bank valuations).

     As part of its hedge policy, the Company has entered into the following instruments.

     a) Swaps:

In September 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-U.S. dollar exchange rate, in connection with the loan amounting whose nominal amount as of June 30, 2005 was 6.2 billion Japanese yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the U.S. dollars received is 7.98% per annum. As of June 30, 2005, the related liability, taking into account the effect of the above mentioned swap and the additional interest accrued, amounts to US$65 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of the Company's shareholders' equity.

Additionally, during December 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-U.S. dollar exchange, in connection with a portion of the net position of assets and liabilities in euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine (“Mediocredito Centrale”) which matures in November 2017, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of 0.998 euro per U.S. dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the U.S. dollars to be received is 2.61% per annum.

     b) Options:

Call Spreads: In September 2004 the Company entered into an agreement with TISA for two new strategies of exchange rate options, known as “Call Spread”, with maturities in January and February 2005. These Call Spreads consisted of an acquisition of a call option and a sale of a call option with different strike prices for a specific amount of currency.

Options could be exercised only upon maturity thereof. Upon each maturity date, January and February 2005, the options were not exercised because the exchange rate prevailing at those dates was outside the strike band of the options. The cost of the premium paid has been charged to the Company’s income statement.

As of June 30, 2005 there are no pending option transactions.

2.7 Law of Public Emergency – rules and regulations currently in force

Starting in early December 2001, the national authorities implemented several monetary and foreign exchange control measures, announcing that the country would default on the payment of services of its sovereign debt, and enacting Law No. 25,561 of Public Emergency and Exchange System Reforms that implied a profound change in the economic model in force as of that time and amended the Convertibility law in force since May 1991(mainly due to the devaluation of the peso and the conversion to pesos of the obligations to deliver sums of money, both related and not related to the financial system).

Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

a) the Public Emergency and Exchange System Reform Law No. 25,561 established the pesification into Pesos of originally US Dollar-denominated utility tariffs previously agreed upon in US Dollars at the US$1.00 to $1.00 exchange rate and authorized the National Executive Power to renegotiate agreements (see Note 10.1.);

b) an extension in the National Public Emergency situation until December 31, 2005;

c) suspension of dismissals without just cause until December 31, 2005 and the establishment of penalties consisting in the payment of an additional amount equivalent to 80% of the termination pay set forth by labor regulations if employees were to be dismissed without just cause, except in relation to personnel hired as from January 1, 2003. This is how the Argentine Government is proceeding with a stepwise reduction of the penalty formerly consisting in two times the applicable termination pay with the aim expressed in the law of fully eliminating this penalty if unemployment rates drop to less than 10%.

3. DETAIL OF THE MAIN BALANCE SHEET AND STATEMENT OF OPERATIONS ACCOUNTS

3.1 Breakdown of the main accounts

Below is a breakdown of the main accounts (foreign currency balances are presented in note 21.g):

a) Cash and Banks:

	Current

	June 30, 2005	December 31, 2004

Cash	1	-
Banks	15	15

Total	16	15

b) Trade receivables:

	Current		Noncurrent

	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004

Without maturity	39	-	-	-
Past Due (1)	313	168	13	14
Current	152	305	-	-

Subtotal (3)	504	473	13	14
Allowance for doubtful accounts (2)	(170)	(149)	(10)	(10)

Total	334	324	3	4

(1)	As a result of refinancing past-due trade receivables, approximately 7 million of refinanced receivables are disclosed as current receivables as of December 31, 2004.
(2)	See note 21.e).
(3)	In 2005 and 2004, includes 35 million and 24 million, respectively, corresponding to related companies (see note 15.3.).

c) Other receivables:

	Current		Noncurrent

	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004

Guarantee deposits	3	3	2	-
Prepayments to vendors	2	3	-	-
Related Companies receivables (1)	14	25	-	-
Financial Prepayments	10	10	-	-
Financial Instruments (4)	1	1	1	3
Prepaid expenses	6	1	1	-
Prepaid services (5)	10	14	-	-
Legal deposits	6	7	-	-
Tax on Minimum Presumed Income	-	-	143	126
Patriotic Bond (2)	-	-	-	84
Net Deferred tax asset (3)	-	-	893	1,056
Prepaid insurance	4	3	-	-
Other	19	19	1	1

Subtotal	75	86	1,041	1,270
Allowance for impairment of Patriotic
Bond (note 21.e) (2)	-	-	-	(56)
Allowance for net deferred tax assets
(note 21.e)	-	-	(888)	(1,051)
Allowance for Other receivables
(note 21.e)	(1)	(2)	-	-

Total	74	84	153	163

(1)	See note 15.3.
(2)	See notes 2.3.c) and 14
(3)	See note 2.3.k).
(4)	See note 2.6.
(5)	See note 9.1.

d) Inventories:

	Current

	June 30, 2005	December 31, 2004

Raw materials and supplies	2	1
Directories in edition process	8	2
Telephone equipment and other equipment	10	8

Subtotal	20	11
Allowance for impairment in value and slow
turnover (note 21.e)	(3)	(3)

Total	17	8

e) Other assets:

	Current

	June 30, 2005	December 31, 2004

Real property intended for sale	3	3

Total	3	3

f) Trade payables:

	Current		Noncurrent

	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004

Vendors, contractors and
correspondents (2)	278	296	2	2
Management fee (3)	51	70	-	-
Billing on account and behalf of
cellular and audiotext companies	44	53	-	-
Services collected in advance (1)	13	5	63	65

Total	386	424	65	67

(1)	In 2005 and 2004 include deferred revenues related to the sale of indefeasible rights to use network capacity, recognized by the straight line method during the life of the agreement. In 2005 and 2004 includes 3 million and 5 million, as current amount and 59 million and 60 million as noncurrent, corresponding to related companies (see note 15.3).
(2)	In 2005 and 2004, includes 25 million and 30 million, respectively, corresponding to related companies (see note 15.3).
(3)	See note 15.3.

g) Bank and financial payables:

	Current		Noncurrent

	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004

Negotiable obligations (1)	461	346	2,169	2,251
Imports financing	10	15	9	13
Long-term financing	7	8	56	70
Foreign bank loans	65	93	135	166
Local bank loans	169	123	-	-
Related Company –
Telefónica Internacional S.A.
(“TISA”) (2)	45	595	-	-
Credit balances with banks	11	29	-	-

Total	768	1,209	2,369	2,500

(1)	See note 12.
(2)	See notes 13 and 15.3.

h) Payroll and social security taxes payable:

	Current		Noncurrent

	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004

Vacation and bonus accrual	43	48	-	-
Social security taxes payable	14	15	-	-
Pre-retirement agreements and
others (1)	14	15	14	16
Other	2	2	-	-

Total	73	80	14	16

(1)	Pre-retirement agreements mature through 2009, and do not have any adjustment clauses. This amount includes 8 million related to benefits granted to employees included in such agreements, which are to be allocated by them to social security tax payments corresponding to the period between the date of the agreement and June 30, 2005 and are to be paid by the Company until the worker qualifies to obtain legal pension benefits.

i) Taxes payable:

	Current

	June 30, 2005	December 31, 2004

Turnover tax accrual (net of prepayment)	13	12
Health and safety taxes	25	24
Value added tax	28	15
Tax on minimum presumed income (net of
prepayment)	15	9
Other	44	35

Total	125	95

j) Other payables:

	Current		Noncurrent

	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004

Financial Instruments (1)	11	10	12	4
International Telecommunication Union (3)	21	21	-	-
Related companies payables (2)	11	13	-	-
Other	15	19	19	25

Total	58	63	31	29

(1)	Corresponds to foreign currency swap agreements, forward contracts and options (see note 13).
(2)	See note 15.3.
(3)	See note 11.b).

k) Cost of services provided:

	June 30, 2005	June 30, 2004

Telecommunications services (note 21.h)	(950)	(935)
Cost of services provided (note 21.f)	(10)	(14)

Total	(960)	(949)

l) Other expenses, net:

	June 30, 2005	June 30, 2004

Employee terminations (note 21.h)	6	19
Contingencies	22	20
Miscellaneous, net	(10)	(2)

Total (note 21.h)	18	37

m) Other holding and financial income/(loss) on liabilities:

	June 30, 2005	June 30, 2004

Deferred expenses amortization	(4)	(4)
Tax on bank account credits and debits	(8)	(6)

Total	(12)	(10)

3.2 Aging of current investments, receivables and payables as of June 30, 2005.

	Assets				Liabilities

	Current Investments	Trade Receivables (a)		Other Receivables (c)	Trade Payables	Bank and Financial Payables	Payroll and Social Security Taxes Payable	Taxes Payable	Other Payables

Past-Due:
Up to three months	-	140		2	23	-	-	-	-
From three to six months	-	19		-	6	-	-	-	-
From six to nine months	-	16		-	-	-	-	-	-
From nine to twelve months	-	15		-	-	-	-	-	-
From one to two years	-	30		-	-	-	-	-	-
From two to three years	-	30		-	2	-	-	-	-
Over three years	-	76		-	-	-	-	-	-
Without maturity	32	39		28	25	11	-	58	35
Current:
Up to three months	239	129		29	308	166	34	53	10
From three to six months	-	11		8	11	300	8	-	1
From six to nine months	-	7		4	10	221	26	-	12
From nine to twelve months	-	5		3	1	70	5	14	-
From one to two years	-	-		13	4	293	7	-	15
From two to three years	-	-		33	3	948	4	-	11
From three to four years	-	-		105	5	36	2	-	2
From four to five years	-	-		-	3	34	1	-	1
Over five years	-	-		2	50	1,058	-	-	-

Subtotal:	271	517		227	451	3,137	87	125	87
Allowance for doubtful accounts	-	(180)		-	-	-	-	-	-
Benefits under the Collective Labor
Agreements	-	-		-	-	-	-	-	2

Total	271	337		227	451	3,137	87	125	89

Balances
Percentage accruing interest at fixed
rate	97%	3%		2%	-	89%	-	-	26%
Percentage accruing interest at
variable rate	-	42%	(b)	1%	-	8%	-	-	-
Percentage accruing income at
variable rate	3%	-		-	-	-	-	-	-
Interest
Annual average interest rate in
foreign currency	4%	-		2%	-	9%	-	-	6%
Annual average interest rate in local
currency	6%	26%		8%	-	7%	-	-	-

(a)	Includes 13 million past-due classified as noncurrent taking into account Company’s Management estimates regarding probable collection terms.
(b)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that corresponding to bills collected with such surcharges.
(c)	Not including amounts corresponding to net deferred tax asset totally reserved.

4. RESERVE FOR FUTURE DIVIDENDS

Different Shareholders’ Meetings authorized the setting aside of a Reserve for future dividends, which was to be used for paying cash dividends, at the Board’s discretion. However, owing to the fact that the Company has accumulated losses, the Board of Directors would not currently be able to utilize such reserve for paying cash dividends until those losses are absorbed and there are liquid and realized profits.

5. REGISTRABLE ASSETS

On October 27, 1994, “ENTel in liquidation” issued Resolution No. 96/94 whereby it undertakes to perform all necessary acts to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel’s commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the above-mentioned period. As of June 30, 2005 these assets have a net book value of about 590 million and approximately 516 million (both amounts restated as described in note 2.2) of them have been registered in the Company’s name. In the Company’s opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in Company Management's opinion the final outcome of this matter will not have a significant impact on the Company's results of operations and/or its financial position.

6. SUBSIDIARIES AND AFFILIATES

6.1. Telinver

On January 3, 2005, Telinver assigned to Telefónica, pursuant to three assignment agreements, an amount of US$ 39 million corresponding to Telinver’s total indebtedness to TISA, which in turn tendered its express consent to the assignments. In addition, pursuant to the agreements referred, Telefónica and TISA agreed to renegotiate the interest rate imposed on the indebtedness assigned. In consideration for the assignment, Telinver subscribed two loan agreements in Argentine Pesos for an amount of approximately 71 million and 45 million, respectively.

Subsequently, on February 14, 2005, Telinver's Ordinary Shareholders' Meeting approved a capital increase of 71,519,163. The Company subscribed this increase through the capitalization of the first loan agreement mentioned in the previous paragraph. The remaining debt of 45 million as of the date of the capitalization mentioned in the above paragraph is to be repaid by Telinver in 8 semi-annuall installments and at an 11% annual nominal interest. Due to the capitalization as of June 30, 2005 Telinver holds a shareholders’ equity amounting to 29 million. However, due to the amount of accumulated losses as of that date, Telinver falls under the conditions for mandatory capital reduction established in Section 206 of Law No. 19,550, because losses exceed reserves and 50% of the capital stock. Decree No. 540/05 of the National Executive Power extended until December 10, 2005 the suspension declared on the enforcement of Section 206 of the Business Association Law.

6.2. E-Commerce Latina S.A.

The Company holds together with Alto Palermo S.A. (“APSA”) a 50% interest in E-Commerce for the development of an e-commerce shopping center.

Additionally, the parties undertook to make a voluntary capital contribution for the development of new business lines for a maximum of 12 million, 75% of which is to be contributed by the Company.

7. CAPITAL STOCK

Over the last fiscal years, the Company's capital stock has been as follows (amounts stated in Argentine Pesos):

Classes of shares	Capital stock as of December 31, 2002, 2003 and 2004 and as of June 30, 2005 (1)
Class A	1,091,847,170
Class B	654,205,259
Total (2)	1,746,052,429

(1)	Subscribed and paid in, outstanding and authorized for public offering.
(2)	All shares have equal voting rights.

8. LIST OF CONDITIONS AND THE TRANSFER CONTRACT. EXCLUSIVITY AND MAINTENANCE OF THE LICENSE

The List of Conditions (“List”) and the Transfer Contract established certain obligations of which the following are still in effect:

a)	The assets contributed to Telefónica used in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way.

b)	Certain shareholders of Telefónica's parent company are required to retain a specified interest in that company’s common capital stock. In addition, Compañía Internacional de Telecomunicaciones (“COINTEL”), is obliged to hold Series A shares representing 51% of Telefónica's total capital stock.

c)	All or a substantial part of the provision of the telephone service is to be maintained, and Telefónica's main business and principal place of business in Argentina may not be changed.

d)	In addition, Telefónica is to meet certain objectives related to the services provided. The most important of these objectives are efficiency and service quality. In addition, suppliers of data and added value services are to be given equal access to telephone lines.

In case of serious noncompliance with the provisions in a) through d), Telefónica's license could be revoked once the procedures set forth in the List of Conditions have been completed. Telefónica's license, however, would not be revoked, should Telefónica have obtained prior Regulatory Authority approval for any of the situations described above in a) and b).

In addition, Decree No. 264/98 set forth both optional and mandatory operating conditions with respect to the provision of basic telephone services. Such mandatory conditions include mainly permitting other providers to interconnect to the company’s network (including voice and data transmission service) and the installation of a minimum number of new lines.

In the opinion of the Company’s Management, the Company has met all of the above-mentioned obligations.

Although the effectiveness of Decree No. 264/98 was subject to the conclusion of certain legal proceedings, the Company believes that is unlikely that the outcome of those proceedings would significantly slow the trend towards increasing competition.

9. COMMITMENTS

9.1 IBM

On March 27, 2000, the Company’s Board of Directors approved the outsourcing through IBM of the operation and maintenance of the infrastructure of some of the Company’s information systems. Telefónica de Argentina, Telinver, Telefónica Comunicaciones Personales (“TCP S.A.”) and Telefónica Data Argentina

S.A. (“TDA S.A.”) executed a contract with IBM whereby the Company outsourced the operation and maintenance of the information technology infrastructure to IBM for six and a half year term, and there is a transfer to IBM of the assets used to render the services outsourced under the contract at a stated price.

1. Service Price: Over the duration of the contract, the Company committed to pay IBM a monthly charge as consideration for the base line services to be rendered under the contract, and other charges for the use of additional resources. The payment terms include decreasing monthly installments.

2. Transfer of Equipment: The agreement stipulated that at the inception of the contract, the Company should transfer to IBM at a fixed price, the assets that were designated to provide the services at that date. In addition, the agreement stipulated that at contract expiration IBM shall transfer to the Company at a fixed price, the assets that were designated to provide the services at that date.

3. Renewal of the Agreement: Fifteen months before the expiration of the agreement, the parties shall meet to discuss a possible extension. The parties shall conduct negotiations for three months. If the parties do not agree to an extension prior to twelve months before the expiration of the agreement, the agreement shall be terminated on the termination date.

     As of the date of these financial statements, the Company has started with the renegotiation process of the agreement.

The following is a summary of the primary contractual cash flows related to Company and its controlled company, Telinver, agreement with IBM, as it was originally stipulated in 2000:

(in millions of U.S. dollars from 2000 to 2006)

Assets acquired by IBM	24.5
Baseline monthly installments (service fee total
payments)	(218.6)
Repurchase of assets	(14.9)
Refund (only if contract is renewed)	3.3

As a result of the devaluation of the peso, the Company renegotiated the contract originally denominated in dollars.

On the basis of a supplementary contract agreed upon by the parties, the Company undertook, among other obligations, to pay IBM for the services rendered pursuant to the contract from January 2004 to December 2006 the amount of 44.8 million and US$ 35.8 million in monthly installments. In addition, the referred agreement contemplates the possibility of renegotiating the amount in pesos semiannually upon request by the parties.

9.2 Other

Telefónica signed contracts for lease of satellites, vehicles and real property and operation and maintenance of submarine cables, of which include approximately 44 million of minimum future payments as of June 30, 2005.

10. RATES

10.1 Rate regulations

Decree No. 764/00, issued to de-regulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of clients, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of the Company’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such tariff structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of national and international long distance services, effective competition shall be deemed to exist when customers in the area are able to choose through out the dialing selection method among more than two service providers offering more than one destination.

In 2000, the Company filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area (“AMBA”). Pursuant to Resolution SC No.304/03, the S.C. established that the Company should readjust the presentations submitted, supplying additional information. The Company has complied with this request and no resolution has yet been made in the case.

For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be expressed in US Dollars in addition to a right for the Company to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indexes and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in Pesos at the $ 1 to US Dollar 1 exchange rate. Furthermore, this Law authorized the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

The National Executive Power, by means of Decree No. 293/02, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Decree No. 311/03 created a Renegotiation and Analysis of Public Utilities Agreements Unit, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The referred Unit will be in charge of proceeding with the renegotiation process.

Decree No. 120/03 authorized the Argentine Government to provide for interim tariff reviews or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

Law No. 25,790 sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004, term that has been further extended until December 31, 2005 pursuant to Law No. 25,972. The National Executive Power shall be responsible for submitting the renegotiation proposals to National Congress, which will have to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event that the above-mentioned period expires without Congress having reached a solution, the proposal shall be deemed accepted. If the proposal is rejected, the National Executive Power shall resume the process to renegotiate the respective agreement. This rule establishes that the decisions adopted by the National Executive Power in this re-negotiation process shall not be limited to, or subject to, the stipulations contained in the before mentioned regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

Under the legal framework described, on May 20, 2004, the Company, Telecom Argentina S.A. (“Telecom S.A.”) and the Argentine Government signed a Memorandum of Understanding (the “Memorandum of Understanding”) pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving the Company’s rights. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which finally did not happen. In addition, pursuant to the provisions of the Transfer Contract, they agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in subsections a), c) and d) under paragraph 12.15 of the List of Conditions, shall be broken down in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

With the objective of establishing mechanisms to enhance access to telecommunications services, in the Memorandum of Understanding, an agreement was reached to implement the measures necessary to develop the following services:

a) Virtual telephony cards for the beneficiaries of the Head of Household Plan and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution.

b) Internet access service in all its provincial centers at discount prices.

c) Addition of the Heads of Household who own a telephone line and meet the respective eligibility requirements for registration, to be registered for the Program “Retirees, Pensioners and Low-Consumption Households”.

As stated in this Memorandum of Understanding, the Secretary of Communications issued Resolutions No. 261, No. 272 and No. 73, dated November 12, 2004, November 23, 2004, and March 31, 2005, respectively.

Resolution No. 261 approved the Company's promotional offer to provide dial-up Internet access service as described in sub-paragraph b) at lower prices to customers in urban areas located more than thirty (30) kilometers away from the Company's current hubs for the supply of 0610 Internet access service, in order to increase the number of areas that will have access to this service and based on discounts granted over telephone rates.

Pursuant to Resolution No. 272, the S.C. accepted the Company's proposal to implement the "Virtual Telephony" service for the beneficiaries of the Head of Household Plan mentioned in sub-paragraph a), consisting in the Value Added Voice Messaging Service, with a related telephone number, that allows users to receive and store messages, available in the Buenos Aires Multiple Area, La Plata, Mar del Plata, Mendoza, Bahía Blanca and Neuquén.

Pursuant to Resolution No. 73, dated March 31, 2005 and the clarifying Resolution No. 149 dated June 21, 2005, the Company and Telecom S.A. were instructed to include the beneficiaries of the Head of Household Plan who already own a telephone line in the customer category “Retired, Pensioner and Low-Consumption Households” as long as they meet the respective requirements for such category. For that purpose, the Company is under the obligation to request the National Social Security Authorities (Anses) to supply it with the National Register of Beneficiaries of the Head of Household Plan.

In the opinion of the Company's management, the application of the issues mentioned in sub-paragraphs a), b) and c) will not have a significant impact on the Company's future results.

During the final months of 2004 and the beginning of 2005, the Argentine government reached letters of understanding with several providers of public utility services, which established tariff adjustments of 15% to 30% and a new term for their review. These agreements will be validated once they are signed as Argentine decrees. As of the date of issuance of these financial statements, however there have been no letters of understanding or tariff adjustments for the telecommunication services.

On March 8, 2005 the Ministry of Economy and Production and Federal Planning, Public Investment and Services, pursuant to Resolutions No. 123 and No. 237, respectively, scheduled public audiences with electricity and gas companies in order to analize tariff increases. However, as of the date of issuance of these financial statements no telecommunication service companies have been notified of a date for an audience.

In the opinion of the Company’s Management and its legal counsel, the deep changes in the Argentine economic model experienced since early 2002, are to be considered extraordinary events that significantly modified the economic and financial equation, therefore allowing the introduction of changes in the tariff regime to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. The Transfer Contract also establishes a compensation on the part of the Argentine Government when there are extraordinary events, including actions and decisions of the Argentine Government such as a freezing on tariffs or price controls, as well as the procedures to be followed to collect such compensation.

The Company filed the information required by the Argentine Government and it has proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates Peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the US Dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the US Dollar and 60% of the variation of the monthly Consumer Price Index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Decree No. 2,585/91. The Company proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

In the opinion of the Company’s Management and its legal counsel, in accordance with the general principles of administrative law, as applicable to the Transfer Contract and to the List of Conditions, future tariffs should be established in such a level as to cover sufficiently the costs of the service in order to preserve a regular, continuous and efficient supply of the telephone public service within the legal framework governing the Transfer Contract. However, it cannot be assured that the Argentine Government shall adopt the Company’s position with respect to the effect of the current situation in relation to such clauses in the Transfer Contract. It is possible that such tariff regime will not maintain the value of its tariffs in US Dollars or in constant Pesos in connection with any previous increase or possible future increase in the general price level. If, as a result of the renegotiation mentioned before, future rates evolve at a pace that do not allow restoring the economic and financial equation that both the List of Conditions and the Transfer Contract intend to preserve, such rate system could have an adverse impact on the Company’s financial condition and future results. As of the date of issuance of these financial statements, the Company’s Management cannot predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such regime shall be implemented.

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to the Company’s customers the impact of the tax on bank account transactions imposed by Law No. 25,413 paid by the Company as from the date in which Resolution No. 72/03 comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. The Company considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted regarding its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law. Likewise, as the Memorandum of Understanding provides the pass-through to tariffs of any new tax or charge or any variation in those currently in force, by operation of the rules of the Transfer Contract and the List of Conditions, it implies the acknowledgment of the tariff provisions contained therein.

10.2 Price Cap

Under the tariff regulation mechanism in effect known as Price Cap, to which the Company is subject, tariff discounts have been applied based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. On October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios ("Consumidores Libres") mentioned in note 11.d), awarded a precautionary measure ordering the National Government, the Company and Telecom S.A. "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case…", which meant that the rates could not be adjusted by the U.S. Consumer Price Index (see note 11.d).

The Company, Telecom S.A. and the S.C. entered into agreements for the application of the Price Cap for the 2000-2001, 2001-2002 and 2002-2003 periods. The Price Cap for the 2000-2001 period was established at 6.75%, of which 6% was allocated to rate reductions attributable to discount plans that were in effect in 2000 and the non-application of the semiannual adjustments to the pulse of that year value, among other items. The remaining 0.75% was to be applied as defined by the licensees. The Price Cap for the 2001-2002 period was established at 5.6%, and would be allocated to the non-application of the semiannual adjustments to the pulse value of 2001, plus the balance of the non-computation of the pulse value not applied in the price cap for the previous year. To date, the remaining amount has not been allocated to the services contemplated in the agreement. As concerns the Price Cap for the 2002-2003 period, it was established in an efficiency factor which could not exceed 5%, but its value was not fixed. The above-mentioned agreements require the approval of the Ministries of Economy and Production and Federal Planning, Public Investment and Services, which are still pending as of the date of issuance of these financial statements. Moreover, neither the effect of the reduction in rates previously implemented as compared to the rate reduction adjustments established by the S.C. nor the rate differences pending application under the referred agreements, have been established.

In the opinion of the Company’s Management and its legal counsel, the resolution of these issues related to the Price Cap might exclusively affect the maximum tariffs for future services that the Company is authorized to collect its customers for services, areas or customers in which effective competition has not been declared. As of June 30, 2005, these maximum tariffs are the result of the application to the tariffs in force as of November 7, 2000, the discounts applied as a result of the implementation of the Price Cap corresponding to period 2000 - 2001 and to the advanced decreases corresponding to the period 2001- 2002, as established in the mentioned agreements.

Under the Price Cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system above mentioned.

Based on current rate regulation mechanisms, and considering the Company’s defense against the above legal proceedings, in the opinion of the Company’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon the Company’s financial position or a significant adverse effect on its results of operations.

10.3 Tariff restructuring

The tariff restructuring granted by Decree No. 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates, and a decrease in the rates for domestic long distance and international services and for the Company’s local and domestic long distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness. On December 1, 1999 the S.C. has issued Resolution No. 4,269/99, which established the S.C.’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million, in currency units of that date, (which had previously been provisionally determined by the S.C. in 14 million). In accordance with Resolution No. 18,968/99, the S.C.’s Resolution No. 4,269/99 also states that the S.C. will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. The Company has filed an appeal for revision of this resolution, on the grounds that the calculation method used by the S.C. to determine the impact of the tariff restructuring established by Decree No. 92/97 has defects and should be challenged. As of the date of these financial statements, such appeal has not been resolved.

In the opinion of the Company’s Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that the Company is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. Therefore, in the opinion of the Company’s Management and its legal counsel the outcome of these issues will not have a negative impact upon the Company’s financial position or a significant adverse effect on its results of operations.

11. LAWSUITS AND CLAIMS

Contingencies

The Company is presently facing various proceedings and claims in the areas of labor, tax, regulatory compliance and other matters, all of which arise in the ordinary course of business. Every situation of this type implies certain degree of uncertainly, and the outcome of individual matters is not predictable with certainty. If information available prior to the issuance of the financial statements, considering the opinion of the Company’s legal counsel, indicates that it is probable that a liability had been incurred at the date of issuance of these financial statements, and the amount of the loss, or the range of probable loss can be reasonably estimated, then such loss is accrued and charged to expenses and accrued in the reserve for contingencies. As of June 30, 2005, the amount recorded as reserves for contingencies is 289 million.

The breakdown of the reserve for contingencies is as follows:

Labor contingencies:

The reserve for contingencies related to labor issues amounts to 181 million and 162 million as of June 30, 2005 and as of December 31, 2004, respectively. The closing balance of the reserve as of June 30, 2005 is mainly comprised of:

i) probable losses of 91 million resulting from a significant increase of claims brought by employees during the fiscal year 2004, related to salary differences, taking into account certain recent judgments of Appeals courts that were adverse to the Company.

ii) claims for alleged rights provided in the labor law and related costs which amount to 28.6 million. The Company intends to defend its rights vigorously in whichever instances are necessary.

iii) other matters assessed as probable to incur losses, relate to:

  Joint and several liability with third parties
  Labor accidents
  Illnesses
  Other severance payments

Tax contingencies:

The reserve for contingencies related to tax matters assessed as probable to lose amounted to 57 million and 54 million as of June 30, 2005 and as of December 31, 2004, respectively.

These tax issues are related to:

  Municipal taxes
  Provincial taxes

Civil, commercial and other contingencies

The reserve for contingencies related to civil, commercial, administrative, regulatory compliance and other matters assessed as probable to lose as of June 30, 2005 and as of December 31, 2004 amounts to 51 million and 55 million, respectively. These other matters relate to:

  Damages
  Regulatory compliance claims
  Other claims for rescission of commercial agreements

a) Labor lawsuits attributable to ENTel

The Transfer Contract provides that ENTel and not Telefónica is liable for all amounts owing in connection with claims based upon ENTel's contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica, arguing that neither the Transfer Contract nor any act of the National Executive Power can be raised as a defense to Telefónica's joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Decree No. 1,803/92 was issued by the National Executive Power. It states that various articles of the Work Contract Law of Argentina (the “Articles”), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. Although the issuance of Decree No. 1,803/92 should have been seen as favorable to the Company, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice upheld the provisions of the law and declared the Decree inapplicable.

As of June 30, 2005, the claims filed against the Company including accrued interest and expenses totaled approximately 58 million (in original currency). The Company has not booked an accrual for possible adverse judgments in such legal actions since: (a) in the Transfer Contract, ENTel has agreed to indemnify the Company in respect of such claims and (b) the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized the Company to debit an account of the Government at Banco Nación Argentina for any amount payable by the Company. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above described indemnity obligations by the issuance to the Company of 16-year bonds. As of June 30, 2005 the Company has paid approximately 12 million (in original currency) in cash for the above-mentioned claims. The Company initiated a claim for indemnification and reimbursement in connection with this matter. The case is being argued in court, and no ruling has yet been issued.

Court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph, criterion that the Company and its legal counsel consider that will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of the Company’s legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of the Company’s Management and its legal counsel the final outcome of the issue should not have a material impact on the Company’s results of operations or financial position.

b) International Telecommunication Union Liability

On July 29, 2003, Telefónica received a communication sent by the National Communications Commission (“CNC”) requesting Telefónica and Telefónica Larga Distancia de Argentina S.A. (“TLDA S.A.”) a company currently merged with and into the Company, to deposit 51 million (that includes principal and interest as of July 31, 2003), which, according to such note, corresponds to the savings obtained, plus interest, by such companies as reductions in employers' social security contributions approved by Decree No. 1,520/98 and supplementary standards, that were applied to the salaries of such companies' personnel in the period April 1999 through June 2001. Pursuant to Resolution S.C. 18,771/99, these savings were to be applied to the execution of programs or promotional projects in the framework of the presidential initiative argentin@internet.todos, to be managed by the International Telecommunications Union (UIT). Telefónica both with respect to its own operations and as successor of the rights and obligations of TLDA S.A. has recorded a liability related to these savings for the outstanding principal, amounting to 21 million (see note 3.1. j), which Telefónica understands is the full amount of its liability as of June 30, 2005. In the opinion of the Company’s Management and its legal counsel, Telefónica has solid grounds to hold that this liability should not be considered in delinquency and so stated to the CNC in a note dated August 13, 2003 in which it requested that the proceedings be remitted to the appropriate government agency.

c) Fiber optic-cables

In December 2000, the Company was served with an ex officio assessment imposed by the Argentine Tax Authorities in relation to Income Tax for the fiscal years 1994 through 1999. Such adjustment was due to differences in the criterion used to calculate the depreciation of fiber optic cables. Whereas the Company applies a useful life of 15 years, the Argentine Tax Authorities proceeded to the assessment based on a useful life of 20 years. Having analyzed the issue, the Company and its legal counsel appealed the assessment imposed by the National Tax Authorities in the Argentina's Administrative Tax Court based on the Company's opinion that there are strong arguments against the Tax Authorities' assessment.

However, in November 2004 the Argentine Administrative Tax Court entered a judgment against the Company forcing it to amend the tax returns referred to above. Additionally, the judgment repealed the penalties imposed by the Tax Authorities on the grounds that there were admissible elements in support of the figure of excusable error. Given that judgment recently entered against the Company, the Company has been compelled to pay an amount of 6 million plus 17 million as compensatory interest in December 2004 which have been charged as of that date to the income Statement as definitive payment. In the Company’s opinion this matter will not have any additional effects beyond these payments.

Notwithstanding the above paragraph, and although the final resolution is subject to the contingencies inherent in any pending court judgment, the Company and its legal counsel are of the opinion that there are legal grounds for a successful appeal of the judgment entered against the Company and they have presented an appeal to have the judgment against the Company reviewed by the National Court of Appeals in Administrative Matters. As of the date of issuance of these financial statements, the Court has not ruled on this matter.

d) Other

Consumidores Libres initiated a legal action against the Company, Telecom S.A., Telintar Argentina S.A. (“Telintar S.A”) and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all standards and rate agreements issued since the Transfer Contract, the Cooperative’s object being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees’ rate of return should not exceed 16% per annum on the assets as determined in point 12.3.2 of the List of Conditions approved by Decree No. 62/90. Also, other points of the Company’s contracting policy have been called into question.

After analyzing the claim, the Company’s legal counsel answered it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in the Company’s favor, but this resolution was revoked by the Court of Appeals that resolved that the claim must not be dismissed but must be substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, the Company filed an appeal to the Supreme Court of Justice against the Appeal Court’s resolution, which was denied. The Company subsequently filed an appeal of such denial with the Supreme Court of Justice and has also been rejected.

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Federal Government, the Company and Telecom S.A. "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case", which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

The Company appealed such decision before the Argentine Supreme Court of Justice rejecting the arguments stated therein, which has been adversely determined as of the date of issuance of these financial statements.

In the opinion of the Company’s Management and its legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of the Company’s operations or its financial position.

12. NEGOTIABLE OBLIGATIONS

As of June 30, 2005, there were ten negotiable obligations issues outstanding:

Issuance Month/Year	Face Value (in millions)	Term (in years)	Maturity Month/ Year	Rate per annum (%)	Use of proceeds
05/98	US$125.6	10	05/2008	9.125	a)
06/02	US$71.4	4	07/2006	9.875	b)
08/03	US$189.7	4	11/2007	11.875	b)
08/03	US$212.5 (d)	7	11/2010	9.125	b)
08/03	US$0.03 (c)	8	08/2011	8.85	b)
08/03	US$134.6 (e)	8	08/2011	8.85	b)
10/04	$134.8	1	10/2005	8.25	b)
10/04	$65.2	1.5	04/2006	Badlar + 2.40 (g)	b)
02/05	$200 (f)	1	02/2006	8.00	b)
02/05	$50	2	02/2007	Encuesta + 2.50 (h)	b)

a)	Financing of investments in fixed assets in Argentina.
b)	Refinancing of liabilities.
c)	On August 1, 2004 they were converted to U.S. dollars and started to accrue interest at a nominal rate of 8.85% per annum.
d)	Net of US$ 7.5 million repurchased during 2004.
e)	Net of US$ 13.5 million repurchased during 2004.
f)	Corresponds to bonds with zero coupon.
g)	Corresponds to notes with a variable interest coupon based on the BADLAR rate (average interest rate paid by banks in public and private sectors on deposits in excess of 1 million for a term of 30 to 35 days) + 2.4% with a nominal annual minimum of 7% and a nominal annual maximum of 15% .
h)	Corresponds to notes with a variable interest coupon based on the Encuesta rate (interest rate published by the BCRA for fixed-term deposits for a term of up to 59 days for deposits ranging from $100,000 to $499,999) + 2.5% with a nominal annual minimum of 7% and a nominal annual maximum of 15% .

The prospectuses related to the issuance of these negotiable obligations describe the issuance conditions in detail. The main stipulations concern: a) commitment of the Company not to create liens, except certain permitted liens, over its present or future assets or revenues, unless the Company's commitments under the negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default whereby the note holders could accelerate the due dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$ 20 million, attachments which in the aggregate exceed US$ 10 million, etc. On July 22, 2003, the meetings of the Company’s noteholders approved the amendments to the terms and conditions of the notes issued in 1998 in order to delete substantially all the events of default and certain information requirements other than those related to non-payment of principal and interest.

As of the date of issuance of these consolidated financial statements, in the opinion of the Company’s Management, the Company has met all obligations arising from the agreements signed in connection with these issuances.

The Company issued negotiable obligations in dollars under the Company’s Global Program, of up to US$ 1.5 billion or its equivalent in other currencies and the commitments are those customary for this kind of transactions.

Issuance of Negotiable Obligations under the December 2003 Program

The shareholders’ meeting held on December 19, 2003 approved the creation of a global program (the “Program”) for the issuance of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of 1.5 billion pesos or its equivalent amount in other currencies, and delegated to the Board of Directors the power to set the remaining issue conditions and to decide to request or not authorization to quote in the BCBA and the MAE (automated over-the-counter market in Argentina) and/or other foreign exchange markets.

On April 23, 2004, the Company's Board of Directors resolved to issue the LESEP Class of Negotiable Obligations under the Program, for a nominal amount of 163.3 million, which have been cancelled as of the date of these financial statements.

On October 28, 2004, the Company proceeded to issue the Second Class of Negotiable Obligations for 200 million under the above mentioned program. The issue comprises a Series A for an amount of 134.8 million, with a 365-day term and an 8.25% coupon and a Series B for an amount of 65.2 million, with a 548-day term and a variable annual interest rate based on the BADLAR index plus 2.4% annual with a nominal 7% minimum per annum and 15% maximum per annum.

On February 11, 2005 the Company issued 250 million of negotiable obligations in two Series, the Fixed Rate Series at 365 days for 200 million with a 8% nominal interest rate coupon and the Variable Rate series at 730 days for 50 million with a variable interest rate coupon based on the Tasa Encuesta plus a spread of 2.5%, with a nominal annual minimum of 7% and a nominal annual maximum of 15%.

13. FINANCING

As of June 30, 2005, Telefónica's consolidated current assets are lower than its consolidated current liabilities in 698 million, the latter including approximately 3% (US$ 15 million) of debt owed to the Company's indirect controlling company.

The Company’s general financing policy is to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if it is necessary, with bank loans and/or access to capital markets and possibly refinancing of indirect parent company loans.

During 2004, as well as in prior periods, the Company managed to gradually reduce its short-term indebtedness through a combination of partial payments and short and long-term refinancing. Additionally, the Company has been granted short-term loans from local financial institutions in an amount of 120 million. In May 2004, October 2004 and February 2005, the Company issued negotiable obligations for 163.3 million, 200 million and 250 million (see note 12.), the first of which has already been cancelled. Additionally, the Company expects to arrange for additional placements in the future. Those placements, in conjunction with internally-generated cash flows and possible re-financings options and/or other financing alternatives that the Company may consider will, in the opinion of the Management, enable the Company, to settle or successfully refinance the remaining balance of its short-term indebtedness.

In 2004, TISA refinanced some liabilities, and has advised to the Company that, as of the date of issuance of these financial statements, it was still assessing other financing alternatives for the Company including, if necessary, providing additional financing.

     -Long-term bank financing

The Company has borrowed long term funds from major financial institutions in an amount equivalent to 191 million as of June 30, 2005. These funds have been borrowed under terms and conditions customary in this kind of transactions, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Additionally, the Company uses other long-term bank credit lines to finance imports from different commercial banks.

     - Other financing – Related Parties

As of June 30, 2005, Telefónica owed, approximately 45 million (about US$ 15 million) to related parties, which mature until December 2005 and accrue interest at one-month LIBOR plus an approximately 5%. The agreement currently in force provides the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of the Company’s payables (“events of anticipated maturity”) if there are changes in the Company’s equity, economic and financial situation that due to their adverse nature may affect the Company’s capacity to comply with the obligations assumed in the agreement or if there are restrictions that may limit the capacity of the Company to repay its debts.

Additionally, the loan agreement currently in effect contains acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of the Company shareholders’ equity or one of its significant subsidiaries. The Company has obtained a waiver in respect of procedures of this nature that were pending against the Company until December 7, 2005, subject to a condition that no other debt be accelerated on similar grounds.

14. DISCOUNT BOND (previously PATRIOTIC BOND)

In 2001, the Company signed a Patriotic Bond subscription commitment (bond issued by the Argentine Government) for a total amount of US$ 30 million, which was fully paid in the subscription month. This bond was denominated in US Dollars, is made out to bearer, and is negotiable in local and foreign stock markets. The terms and conditions of the issue allowed for the use of these securities to pay national taxes in the event of default to pay the principal and/or interest when due. Since January 2002 the National Government did not honor the payment commitments related to the interest coupons of that bond, the Company proceeded to offset them against taxes. As from October 2003 such offset feature was suspended and ratified by the Decree No. 493/04 until completion of the voluntary exchange of Argentine Sovereign Debt Securities.

As of December 31, 2004, the Company valued and disclosed its Patriotic Bond holdings taking into consideration what is mentioned in the previous paragraph and note 2.3.c).

On February 23, 2005, the Company accepted the sovereign debt-restructuring proposal made by the Argentine Government exchanging its holdings of Patriotic Bonds for US$-denominated Discount Bonds, having received US$ 8.8 million in nominal value and the payment as interest in arrears for approximately US$ 0.3 million during June 2005.

15. PARENT COMPANY AND RELATED COMPANIES

15.1. COINTEL

COINTEL is the controlling shareholder of the Company, as it holds approximately 64.8% of the capital stock as of June 30, 2005. COINTEL, therefore, has the votes required to prevail in shareholders’

meetings. COINTEL owns class A shares representing 62.5% and 40.2 million class B shares representing 2.3% .

In addition, on December 15, 2000, TESA acquired the majority interest of the capital stock of COINTEL. Consequently, TESA indirectly controls 98% of the voting rights of the Company’s outstanding shares.

On May 28, 2001 the National Executive Power issued Decree No. 677/01 which provides that any minority shareholder (that verifies the tenancy of stock as of the date of the decree) may demand that TESA make a purchase offer to the Company’s minority shareholders, in which case, the controlling shareholder could make an acquisition statement of the Company’s capital stock owned by third parties or make a tender offer of such company’s shares. Such acquisition offers or statements may be carried out by providing an exchange option for controlling shareholders’ listed shares. Should any of the above mentioned transactions be conducted, once the acquisition has been completed and the procedure established has been met, the Company would be automatically left outside the share public trading and listing system. However, the Company’s negotiable obligations would still remain inside such system.

In 1997, some of the common shareholders of COINTEL, who, as of the date of the signed agreement, owned an 83.36% equity interest in COINTEL executed an agreement to regulate certain corporate decisions such as the dividend policy or preferential rights held by some of them (members of the consortium, as defined in the Transfer Contract, and its affiliates) to provide goods and services under terms equal or more favorable than those offered by third parties. The Company made certain transactions with COINTEL shareholders and companies related thereto including the services rendered by TESA (the “operator”) and those rendered by third parties related to the shareholders of COINTEL (see note 15.3) .

15.2.      COMMITMENTS RELATED TO TCP S.A.

In July 1999, the Company provided to the Argentine Government for the benefit to TCP S.A. performance guarantees under the PCS licenses obligations in the amounts of US$22.5 million individually and $45 million jointly with Telecom S.A. As informed by TCP S.A., the duties arising from its PCS licenses have been complied with. Although the CNC has finished the technical review of existing network, as of the date of issuance of these financial statements the file of this technical review was on the administrative course and as a result the Company is still subject to these guarantees. The outstanding performance guarantees denominated in foreign currency have been converted into pesos.

15.3.      OUTSTANDING BALANCES AND TRANSACTIONS WITH PARENT COMPANY AND RELATED COMPANIES

During the periods ended June 30, 2005 and 2004, the following transactions were made with the indirect controlling shareholder of the Company and companies related to the Parent:

	June 30, 2005	June 30, 2004

	Income / (Loss)
Management Fee
Telefónica S.A.- Sucursal Argentina	(35)	(34)
Net income (loss) from goods and services
TCP S.A.	104	58
TDA S.A.	19	21
Atento Argentina S.A. (“Atento S.A.”)	(7)	(8)
Telefónica Ingeniería de Seguridad S.A.	(2)	(1)
Telefónica S.A. – Sucursal Argentina	(2)	(3)
Telefónica Procesos y Tecnología de la Información	-	(3)
Televisión Federal S.A. – Telefé	(1)	(1)
Emergia Argentina S.A. (“Emergia S.A.”)	2	2
Telcel Venezuela (1)	2	-
C.P.T. Telefónica Perú	7	7
Communications Technologies Inc.	(2)	-

CTC Mundo S.A.	-	1
Telefónica Investigación y Desarrollo	-	(1)
Telefónica S.A.	4	(1)
Telefónica del Brasil	1	1
Telefónica Internacional Wholesales Services (“TIWS”)	-	1
Cía de Radiocomunicaciones Moviles S.A. (1)	21	-

	146	73
(1) Company incorporated to the group in 2005.

Net loss on financial charges
TISA	(11)	(65)

	(11)	(65)

Purchases of good and services

TDA S.A.	1	3

	1	3

Balances of Telefónica and Telinver with the Operator (TESA) and other COINTEL shareholders and related companies as of June 30, 2005 and as of December 31, 2004 are:

	June 30, 2005	December 31, 2004

ASSETS

Trade receivables

Communication Technologies Inc.	7	7
Telefónica Gestión de Servicios Compartidos S.A.
(“T-Gestiona S.A.”)	4	5
TIWS (España)	1	1
TCP S.A.	12	-
Televisión Federal S.A. – Telefé	1	2
Telcel Venezuela (3)	3	-
TESA	3	-
C.P.T. Telefónica Perú	4	9

Total Trade receivables	35	24

Other receivables

TDA S.A.	8	18
Atento S.A.	2	4
Telefónica Media Argentina S.A. (“Temarsa S.A.”)	2	2
TISA	1	1
Other	1	-

Total Other receivables	14	25

TOTAL ASSETS	49	49

LIABILITIES

Trade Payables

TESA	-	2
CTC Mundo S.A.	1	3
Telefónica S.A. – Sucursal Argentina (1)	51	70
Emergia S.A.	62	65
Telefónica Servicios Audiovisuales	1	1
Cía de Radiocomunicaciones Móviles S.A. (3)	16	-
TCP S.A.	-	1
Televisión Federal S.A. – Telefé	1	1
Telefónica DATA USA	1	1
Telefónica Investigación y Desarrollo S.A.	4	4

Telefónica Soluciones S.A.	-	16
Telefónica Ingeniería de Seguridad	1	1

Total Trade Payables	138	165

Bank and Financial Liabilities
TISA (2)	45	595

Total Bank and Financial Liabilities	45	595

Other Payables
TESA	10	11
Telefónica S.A. - Sucursal Argentina	1	2

Total Other Payables	11	13

TOTAL LIABILITIES	194	773

(1)	Corresponding to liabilities related to management fee.
(2)	See note 13.
(3)	Company incorporated to the group in 2005.

16.      RULES GOVERNING THE PROVISION OF BASIC TELEPHONE AND OTHER SERVICES

As from March 1992 and in compliance with its specific functions, the CNC, formerly known as National Telecommunications Commission (“CNT”), and the S.C. have regulated certain aspects related to the basic and international telephone services such as the procedure to make claims, contracting billing and service quality, some of which have been the object of appeals by the Company.

In the context of the transition to competition in telecommunications, the National Executive Power has issued the Decree No. 764/00 which repealed, among others, Resolutions No. 18,971/99 and No. 16,200/99 and approved the new Universal Service rules and regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such rules and regulations effective from January 1, 2001, establish that the deficit for the provision of these services by the Company will be through a “Universal Service Fund”, to be financed by all telecommunications providers (including the Company) through the payment of 1% of total revenues for telecommunications services. As of the date of these financial statements, the S.C. has not yet ruled on the mechanism by which the Company should recover the cost incurred for rendering these services (see note 2.3. c)).

The supply of telecommunications services is governed by the regulations that the National Legislative Power and the agencies under the National Executive Power regulating such activities are empowered to issue. In addition, the Company is subject to the rules and regulations inherent to any business conducted at the National, Provincial and Municipal level according to the respective rules and regulations in each jurisdiction. In particular, telecommunications services are regulated by the S.C. and are supervised by the C.N.C. subject to the involvement, in certain cases, of the National Commission for the Defense of Competition and the Under Secretary of Consumers’ Protection. The S.C. establishes the legal framework and the policies applicable. The C.N.C. applies the legal framework and the policies and supervises the telecommunications industry. The National Commission for the Defense of Competition enforces and supervises the regulations related to competition issues and to the Under Secretary of Consumers’ Protection applies and supervises regulations related to competition and consumer protection.

Regulations governing the supply of telecommunications services enacted by the National Legislative Power as laws are enacted after the following process: submission of a bill, study and/or modification of such bill by the applicable legislative commissions, a favorable vote by both Houses of the National Congress and enactment of the bill into a law if no veto has been issued by the National Executive Power. At present there are various legislative initiatives of proposed legislation, including:

  bills aimed at regulating all public utilities, based on the definition of utilities proposed (which includes the activities subject to regulation carried out by the Company) and establishing the manner in which concessions are granted as well as the possibility of revoking such concessions, imposing regulations in the area of tariffs such as, for instance, the prohibition of automatic tariff adjustment, imposing an obligation to make investments as a condition to mantain the concession granted, legislative bills aimed at regulating the utilities’ ability to discontinue the supply of services to customers in arrears, legislative bills aimed at establishing new municipal taxes, among others.

One of the legislative bills aimed at establishing a National Regime of Utilities (the “Bill”), includes provisions related to the service delivered by private suppliers, always through concessions, licensing agreements or permits for specific terms and establishes that the assets assigned to the supply of the service must be transferred to the State upon the expiration of such term. At present, the Company renders its service under a perpetual license and has title to the assets assigned to the supply of the service.

The Company is unable to foresee if, in the future, the legislative bills or other regulation to be proposed will be enacted into laws or in any other will become part of the regulatory framework that governs the Company's activities. Nor can the Company foresee if the original version of the proposals mentioned and/or future projects shall be amended or not, or if there will be amendments that may have a lesser or greater impact on the conditions and the framework in which the Company currently operates.

The financial statements consider the effects derived, and foreseen by Management from the regulations enacted as of the date of issuance of these financial statements. The effects of any new regulation that may be issued will be considered when they effectively come into force and become a part of the regulatory framework applicable to the Company's activities.

17.      RESTRICTED ASSETS

Pledged shares of INTELSAT

Under the agreement signed between the Company and Intelsat U.K., a company registered under the laws of England, the common shares held by the Company in Intelsat had been pledged as collateral for the payment of the obligations arising in relation to segment capacity utilized. In October 2004, the Shareholders’ Meeting of Intelsat Ltd. decided to sell 100% of its stock capital to “Zeus Holding Limited”, which came to an end on January 28, 2005. In consideration for this sale, the shareholders received, shortly after the transaction, US$ 18.75 per share. The Company recognized the effects of the sale of Intelsat in the current fiscal year, which did not have a significant impact on the Company’s results.

As of the date of issuance of these financial statements, the Company exchanged the guarantee of the pledge agreement mentioned above, for a guarantee in cash for an amount of US$ 0.66 million, which has been recorded under the caption Other Receivables.

18.      BUSINESS SEGMENT INFORMATION

On the basis of the nature, production process, distribution method and differential regulations, for the purpose of the information requested by Argentine GAAP, the Company has identified two reportable segments: i) related to the Company’s telecommunications activities, regulated by the S.C. and the CNC, and derived from the use of the network and related equipment: the supply of telecommunications services segment, which includes Telefónica’s operations, and ii) the publication of telephone directories (Yellow Pages) segment included in Telinver’s operations.

	Basic Telephony Services			Yellow Pages Services		Consolidation Adjustments / Reclassifications (1)		Total

	Jun-05		Jun-04	Jun-05	Jun-04	Jun-05	Jun-04	Jun-05	Jun-04

Net revenues to
unaffiliated customers	1,646		1,484	10	15	-	-	1,656	1,499
Net intersegment
revenues	3		4	1	1	(4)	(5)	-	-

Total Net Revenues	1,649		1,488	11	16	(4)	(5)	1,656	1,499

Net Income / (Loss)	217	(2)	(22) (2)	(5)	(9)	-	-	212	(31)

Depreciation and
Amortization on fixed
and intangible assets	558		585		1	2	-	-	559	587
	Jun-05		Dec-04		Jun-05	Dec-04	Jun-05	Dec-04	Jun-05	Dec-04
Investment on Fixed
and Intangible Assets	205		439	(3)	-	1	-	(1)	205	439	(3)

Total Assets	7,108	(2)	7,416		105	123	(53)	(15)	7,160	7,524

Total Liabilities	4,155		4,609	(4)	75	159	(52)	(14)	4,178	4,754
Investments in equity
method investees	1		1		-	-	-	-	1	1

(1)	Corresponds to elimination of intersegment balances and operations.
(2)	Net of the income and assets related to the Company’s investment in Telinver.
(3)	Includes 9 million of transfers from Inventory to Fixed assets.
(4)	Net of the liability related to the Company’s investment in Telinver.

19.      ACCOUNTING PRINCIPLES APPLIED

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Argentina approved by the CPCECABA, as adopted by the CNV. Certain accounting practices applied by the Company do not conform with generally accepted accounting principles in the United States of America. According, these consolidated financial statements are not intended to present the information on the Company’s financial position and the related results of its operations and cash flows in accordance with generally accepted accounting principles in the United States of America.

20.      SUBSEQUENT EVENTS – INCENTIVE PLAN FOR EXECUTIVES WITH PAYMENT IN CASH

On August 8, 2005, the Company’s Board approved an Incentives Program to be paid to Executive officers in cash (the “Program”), designed by TESA at a global level and consisting in an incentive in cash payable at the end of the program. The Program, which shall be in force from January 1, 2005 through December 31, 2007, provides the definitions and basis to select the executives who will participate, based on the criteria of contribution, strategic importance and personal performance.

As of June 30, 2005 no charges were recorded in relation to the Program because it had not been implemented as of that date.

21.      OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP

a)	Fixed assets
b)	Intangible assets
c)	Investments in shares, securities issued in series and holdings in other companies
d)	Other investments
e)	Allowances and accruals
f)	Cost of services provided
g)	Assets and liabilities in foreign currency
h)	Expenses incurred

a) Fixed Assets

TELEFONICA DE ARGENTINA S.A.
AS OF JUNE 30, 2005
 (amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	Original value

Main account	Amounts at beginning of year	Increases (1)	Net retirements	Transfers	Amounts at the end of period

Land	117	-	-	-	117
Buildings	1,740	-	-	-	1,740
Switching equipment	4,149	-	(4)	29	4,174
Transmission equipment	3,890	-	-	118	4,008
Network installation	7,559	-	-	9	7,568
Telephones, switchboards and booths	626	13	(18)	5	626
Furniture, software and office equipment	1,054	12	-	135	1,201
Automobiles	33	20	-	-	53
Construction in process	396	124	-	(269)	251
Materials	87	37	(21)	(27)	76
Prepayments to vendors	12	(1)	-	-	11

Total	19,663	205	(43)	-	19,825

	Depreciation

Main account	Accumulated at beginning of year	Useful life (in years)	For the period		Retirements	Accumulated at the end of period	Net book value at the end of period

Land	-	-	-		-	-	117
Buildings	535	50	20		-	555	1,185
Switching equipment	3,557	10	108		(4)	3,661	513
Transmission equipment	2,770	10	140		-	2,910	1,098
Network installation	4,526	15	217		-	4,743	2,825
Telephones, switchboards and booths	621	5	21		(18)	624	2
Furniture, software and office equipment	1,031	1 - 3	42		-	1,073	128
Automobiles	27	5	3		-	30	23
Construction in process	-	-	-		-	-	251
Materials	-	-	-		-	-	76
Prepayments to vendors	-	-	-		-	-	11

Total	13,067		551	(2)	(22)	13,596	6,229

(1)	Capitalized interests in construction in process amount to 3 million. See note 2.3.g).
(2)	Includes 24 million corresponding to installation charges.

a) Fixed Assets (Cont.)

TELEFONICA DE ARGENTINA S.A.
 AS OF DECEMBER 31, 2004
 (amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	Original value

Main Account	Amounts at beginning of year	Increases (1)		Net retirements	Transfers	Amounts at the end of year

Land	117	-		-	-	117
Buildings	1,740	-		-	-	1,740
Switching equipment	4,131	-		-	18	4,149
Transmission equipment	3,796	-		-	94	3,890
Network installation	7,543	-		(1)	17	7,559
Telephones, switchboards and booths	626	24		(32)	8	626
Furniture, software and office equipment	1,033	3		-	18	1,054
Automobiles	27	6		-	-	33
Construction in process	215	293		-	(112)	396
Materials	77	109	(2)	(56)	(43)	87
Prepayments to vendors	10	2		-	-	12

Total	19,315	437		(89)	-	19,663

	Depreciation

Main account	Accumulated at beginning of year	Useful life (in years)		For the period	Retirements	Accumulated at the end of period	Net book value at the end of period

Land	-	-		-	-	-	117
Buildings	495	50		40	-	535	1,205
Switching equipment	3,301	10		256	-	3,557	592
Transmission equipment	2,488	10		282	-	2,770	1,120
Network installation	4,091	15		436	(1)	4,526	3,033
Telephones, switchboards and booths	609	5		44	(32)	621	5
Furniture, software and office equipment	964	1–	3	67	-	1,031	23
Automobiles	25	5		2	-	27	6
Construction in process	-	-		-	-	-	396
Materials	-	-		-	-	-	87
Prepayments to vendors	-	-		-	-	-	12

Total	11,973			1,127	(33)	13,067	6,596

(1)	Capitalized interests in construction in process amount to 8 million. See note 2.3.g).
(2)	Includes 9 million corresponding to assets transferred from inventories.

b) Intangible Assets

 TELEFONICA DE ARGENTINA S.A.

AS OF JUNE 30, 2005

 (amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	Original cost

Main account	At beginning of year	At the end of period

Licenses to use the Logo and trademarks	50	50
Assignment of rights	22	22
No competition obligation	6	6
Deferred expenses	76	76
License (Frequencies)	59	59

Total	213	213

	Amortization

Main account	At beginning of year	For the period	At the end of period	Net book value

Licenses to use the Logo and trademarks	19	2	21	29
Assignment of rights	16	1	17	5
No competition obligation	4	-	4	2
Deferred expenses	54	4	58	18
License (Frequencies)	53	1	54	5

Total	146	8	154	59

b) Intangible Assets (Cont.)

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2004

 (amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	Original cost

Main account	At beginning of year	Increases	At the end of year

Licenses to use the Logo and trademarks	50	-	50
Assignment of rights	22	-	22
No competition obligation	5	1	6
Deferred expenses	75	1	76
License (Frequencies)	59	-	59

Total	211	2	213

	Amortization

Main account	At beginning of year	For the year	At the end of year	Net book value

Licenses to use the Logo and trademarks	16	3	19	31
Assignment of rights	14	2	16	6
No competition obligation	3	1	4	2
Deferred expenses	45	9	54	22
License (Frequencies)	51	2	53	6

Total	129	17	146	67

c) Investments in shares, securities issued in series and holdings in other companies

     TELEFONICA DE ARGENTINA S.A.

AS OF JUNE 30, 2005 AND DECEMBER 31, 2004

(amounts stated in millions of Argentine Pesos)

	2005					2004

Name and features	Class of shares	Face value of shares	Number of shares or securities	Inflation adjusted cost	Book Value	Book Value

Current assets:

Government securities (1)	-	US$1.0	8,821,682	-	24	-
Other investments (2)	-	-	-	-	-	8

Total current					24	8

Noncurrent assets: (3)

Subsidiaries and affiliates
E-Commerce Latina S.A. (4)	Common	$1.0	12,000	33	1	1

Total noncurrent					1	1

Total					25	9

(1)	See note 2.3.b).
(2)	See note 17.
(3)	See note 2.3.f).
(4)	Financial Statements as of March 31, 2005 approved by E-Commerce Latina S.A.'s Board of Directors on May 2, 2005, with auditor´s review report by Abelovich, Polano & Asociados dated May 2, 2005.

d) Other investments

     TELEFONICA DE ARGENTINA S.A.

AS OF JUNE 30, 2005 AND DECEMBER 31, 2004

(amounts stated in millions of Argentine Pesos)

	Jun-05	Dec-04

Main account and features	Book value

Current investments:

Foreign currency deposits (note 21.g)	221	247
Local currency deposits	18	-
Mutual funds	8	4

Total	247	251

e) Allowance and accruals

     TELEFONICA DE ARGENTINA S.A.

AS OF JUNE 30, 2005 AND DECEMBER 31, 2004

(amounts stated in millions of Argentine Pesos)

	2005

Account	Balance at beginning of year	Increases		Decreases		Balance at the end of period

Deducted from current assets:
For doubtful accounts	149	45	(4)	(24)	(1)	170
For impairment in value and slow turnover	3	-		-		3
For other receivables	2	-		(1)		1

	154	45		(25)		174
Deducted from noncurrent assets:
For doubtful accounts	10	2	(4)	(2)	(1)	10
For other receivables – Impairment of Patriotic
Bond (5)	56	3	(6)	(59)		-
For other receivables – Deferred tax assets (2)	1,051	1		(164)		888

	1,117	6		(225)		898

Total	1,271	51		(250)		1,072

Included in current liabilities:
Reserves	4	1		(2)		3

	4	1		(2)		3
Included in noncurrent liabilities:
Reserves	267	32		(13)		286

Total	271	33	(3)	(15)		289

	2004

Account	Balance at beginning of year	Increases		Decreases		Balance at the end of period

Deducted from current assets:
For doubtful accounts	216	63	(4)	(130)	(1)	149
For impairment in value and slow turnover	7	-		(4)		3
For other receivables	-	2		-		2

	223	65		(134)		154
Deducted from noncurrent assets:
For doubtful accounts	8	2	(4)	-		10
For other receivables – Impairment of Patriotic
Bond (5)	60	-		(4)		56
For other receivables – Deferred tax assets (2)	1,258	-		(207)		1,051

	1,326	2		(211)		1,117

Total	1,549	67		(345)		1,271

Included in current liabilities:
Reserves	3	4		(3)		4

	3	4		(3)		4
Included in noncurrent liabilities:
Reserves	219	121		(73)		267

Total	222	125	(3)	(76)		271

(1)	In 2005 and 2004, includes 25 million and 85 million, respectively, for recovery of doubtful accounts.
(2)	See note 2.3.k).
(3)	In 2005 and 2004, includes 22 million and 103 million disclosed under “Other expenses, net” and 9 million and 22 million disclosed under “Holding and financial income/(loss) on liabilities”, respectively, in income statements.
(4)	Included in selling expenses in income statements.
(5)	See notes 2.3.c) and 14.
(6)	In 2005, includes a loss of 2 million, disclosed under “Holding and financial income/(loss) on assets – Exchange differences” in the income statement.

f) Cost of services provided (1)

TELEFONICA DE ARGENTINA S.A.

 FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

(amounts stated in millions of Argentine Pesos)

	June-05	June-04

Inventories at beginning of year	11	20

Purchases	11	12

Operating expenses (note 21.h)	8	8

Subtotal	30	40

Inventories at the end of period	(20)	(26)

Total (note 3.1.k)	10	14

(1) Includes cost of telephone directories and telephone equipment.

g) Assets and liabilities in foreign currency

     TELEFONICA DE ARGENTINA S.A.

AS OF JUNE 30, 2005 AND DECEMBER 31, 2004

(amounts stated in millions of Argentine Pesos)
	2005				2004

	Amount in units of foreign currency (2) (in millions)	Currency	Exchange rate	Book value in millions of pesos	Amount in units of foreign currency (2) (in millions)	Currency	Book value in millions of pesos

ASSETS

Current assets
Cash and Banks
Cash	-	US$	2.887000	1	-	-	-
Banks	1	US$	2.887000	2	-	US$	1
Investments
Foreign currency deposits	76	US$	2.887000	221	83	US$	247
Government securities	8	US$	2.887000	24	-	-	-
Other investments	-	-	-	-	3	US$	8
Trade receivables	12	US$	2.887000	34	10	US$	31
	3	SDR	4.205233	13	2	SDR	9
	-	EURO	3.488400	(1)	-	-	-
Other receivables
Related companies	2	US$	2.887000	5	3	US$	8
Financial prepayments	4	US$	2.887000	10	4	US$	10
Prepayment to vendors (1)	1	US$	2.887000	2	-	US$	1
	3	EURO	3.488400	10	3	EURO	12
Financial Instruments	-	US$	2.887000	1	-	US$	1
Other	-	US$	2.887000	1	-	-	-

Total current assets				323			328

Noncurrent assets

Other receivables
Patriotic Bond (3)	-	-	-	-	10	US$	28
Financial Instruments	-	US$	2.887000	1	1	US$	3
Other	1	US$	2.887000	2	-	-	-

Total noncurrent assets				3			31

Total assets				326			359

LIABILITIES

Current liabilities
Trade payables	35	US$	2.887000	102	39	US$	118
	1	SDR	4.205233	4	1	SDR	4
	2	EURO	3.488400	7	2	EURO	8

Bank and financial payables	48	US$	2.887000	138	242	US$	721
	2	EURO	3.488400	7	2	EURO	8
	1,099		¥0.026053	29	1,103		¥32
Other payables
Related Companies	-	US$	2.887000	1	-	-	-
	3	EURO	3.488400	10	3	EURO	12
Financial Instruments	4	US$	2.887000	11	3	US$	10

Total current liabilities				309			913

Noncurrent liabilities
Trade payables	1	US$	2.887000	2	-	-	-

Bank and financial payables	737	US$	2.887000	2,127	738	US$	2,199
	16	EURO	3.488400	56	17	EURO	70
	5,186		¥0.026053	135	5,704		¥166

Other payables
Financial Instruments	4	US$	2.887000	12	1	US$	4

Total noncurrent liabilities				2,332			2,439

Total liabilities				2,641			3,352

(1)	Includes 11 million and 12 million, in 2005 and 2004, respectively, corresponding to prepayment to vendors for purchases of fixed assets (see note 21.a).
(2)	Includes figures less than 1 million in foreign currency.
(3)	See note 14.

US$:	US dollars	¥:	Yens
EURO:	European Currency	SDR:	Special Drawing Rights

h) Expenses incurred

TELEFONICA DE ARGENTINA S.A.

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

(amounts stated in millions of Argentine Pesos)

	2005						2004

	OPERATING EXPENSES

ACCOUNT	TELECOMMU -NICATIONS SERVICES	TELEPHONE DIRECTORIES	ADMINIS- TRATIVE EXPENSES	SELLING EXPENSES	OTHER EXPENSES NET	TOTAL	TOTAL

Salaries and social security taxes	161	5	30	30	-	226	194
Other Payroll expenses	1	1	2	-	-	4	4
Fixed assets depreciation	497	-	50	4	-	551	580
Fees and payments for services	188	-	73	34	-	295	248
Advertising	-	1	-	28	-	29	19
Directors’ and statutory auditors’ payments	-	-	3	-	-	3	3
Insurance	-	-	6	-	-	6	6
Material consumption and other expenditures	24	-	3	4	-	31	32
Management fee	31	-	4	-	-	35	34
Transportation	12	-	-	2	-	14	8
Taxes	21	-	-	77	-	98	86
Rentals	12	1	2	1	-	16	22
Commissions	-	-	-	12	-	12	11
Allowance for doubtful accounts	-	-	-	47	-	47	32
Recovery of doubtful accounts (2)	-	-	-	(31)	-	(31)	(46)
Intangible assets amortization (1)	3	-	1	-	-	4	3
Employee terminations	-	-	-	-	6	6	19
Tax on bank account credits and debits	-	-	15	-	-	15	16
Other	-	-	1	-	12	13	18

Total 2005	950	8	190	208	18	1,374

Total 2004	935	8	167	142	37		1,289

(1)	In 2005 and 2004, not including 4 million, respectively, corresponding to depreciation of deferred expenses, which are disclosed under “Holding and Financial income/(loss) on liabilities” in the income statements.
(2)	In 2005, includes 6 million corresponding to collections from customers written off as of December 31, 2004. In 2004, includes 11 million corresponding to collections from customers written off as of December 31, 2003.

Item 3

Operating and Financial Review and Prospects

Telefónica de Argentina S.A.

Operating and Financial Review and Prospects

      The following discussion should be read together with the consolidated financial statements of Telefónica de Argentina S.A. (the “Company” or “Telefónica”) for the six-month periods ended June 30, 2005 and 2004. Those financial statements have been prepared in accordance with Argentine generally accepted accounting principles, which differ in certain respects from U.S. generally accepted accounting principles (see notes 2.2. and 19. to the consolidated financial statements).

Critical Accounting Policies

     This information summary is based upon the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Argentina with the amendments approved by the National Securities Commission (Comisión Nacional de Valores, “CNV”). The preparation of financial statements in accordance with generally accepted accounting principles requires the Company’s Management to make estimates. Ultimate results could differ from those estimates.

      The Company believes the following represents its critical accounting policies. The Company’s accounting policies are more fully described in Notes 2, 13 and 14 to the consolidated financial statements. The most critical accounting policies adopted in preparing the consolidated financial statements according to accounting principles generally accepted in Argentina relate to:

  the depreciable lives for each category of fixed assets. The Company believes that the accounting estimate related to the establishment of asset depreciable lives is a “critical accounting estimate” because: (1) it requires Management to make estimates about technology evolution and competitive uses of assets, and (2) the impact of changes in these estimates could be material to its financial position, as well as its results of operations. Company’s Management estimates about technology and its future development require significant judgment because the timing and impacts of technology advances are difficult to predict;

  the evaluation of fixed assets and limited life intangibles for impairment whenever indicators of impairment exist. Generally accepted accounting principles in Argentina require that the recorded value of assets be evaluated for impairment against its recoverable value, which for a prolonged lived asset is generally defined as its economic use value. According to those accounting standards, if an impairment indicator is present, the Company must assess whether the carrying amount of the asset is recoverable by estimating the sum of the future cash inflows less the future cash outflows expected to be obtained from the asset, undiscounted and before interest charges. If the carrying amount is greater than the recoverable amount, an impairment charge must be recognized, based on the fair value of the asset. The Company uses the expected cash flow method in accordance with accounting principles in Argentina (see note 2.5. to the consolidated financial statements). The Company believes that the accounting estimate related to asset impairment is a “critical accounting estimate” because: (1) it requires Management to make estimates about future revenues and costs over the life of the asset; and (2) the impact of recognizing an impairment could be material to its financial position, as well as its results of operations. Management s estimates about future revenues require significant judgment because actual revenues have fluctuated in the past and may continue to do so especially due to the pending tariff renegotiation.

  In estimating future revenues, the Company mainly uses its internal business forecasts and additionally any current information they may have regarding changes in significant variables affecting such forecasts. The Company develops its forecasts based on recent revenue data for existing products and services, planned timing of new products and services, estimates of tariff increases and other industry and macroeconomic factors.

  Fixed assets have been valued based on their recoverable value on the basis of the Company Management’s best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. The Company has monitored the evolution of the variables that affect its business and, from time to time, it has adjusted its forecasts based on the latest trends. As explained in note 1 to the consolidated financial statements, the main macroeconomic variables have shown relative stabilization. In the opinion of the Company’s management, based on the preparation of forecasts based on such trends and the consideration of operating strategies available for these scenarios, the Company will obtain future cash flows enough to recover the balances corresponding to fixed assets. Notwithstanding the foregoing, as explained in note 10.1 to the consolidated financial statements, the Company will continue to monitor the situation forecasted and to assess the effect of any new future developments;

  the creation of reserves for contingencies assessed as likely by the Company’s Management, based on its estimates and in the opinion of its legal counsels (see Note 11 to the consolidated financial statements);

  the Company’s Management assesses the recoverability of deferred tax assets on the basis of estimates. The recoverability of deferred tax assets ultimately depends on the Company’s ability to generate sufficient taxable income during the periods in which such temporary differences are expected to become deductible. In making its assessment, the Company’s Management considers the scheduled reversal of deferred tax liabilities, projected taxable income and tax planning strategy. This assessment is carried out on the basis of a series of internal projections which are updated to reflect the trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. Therefore, considering the statutory limitation periods applicable to tax loss carryforwards and the variables which affect the future taxable results, including those related to the effect of the final outcome of the tariff renegotiation pending (see note 10.1 to the consolidated financial statements), Telefónica has booked a reserve for the balance of net deferred tax assets whose recovery depends upon the generation of future taxable income;

  the creation of allowances, amounting to 180 million set up to cover doubtful accounts based on the Company’s estimates regarding the terms and conditions of their potential future collection; and

  the Company has made certain assumptions with respect to debt obligations, tax credits and accounts receivable with all levels of the Argentine government (federal, provincial and municipal governments and governmental agencies) that they will be honored either through collection or by delivery of alternative instruments, or by set off against taxes owed or future taxes payable.

     The preparation of financial statements in accordance with accounting principles in force in Argentina requires the Company’s Management to consider estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of issuance of these financial statements and the reported amounts of revenues and expenses during the period/year being reported. Final results may differ from those estimated by the Company’s Management. See notes 2.3. g), 2.3. k), 2.6, 10, 13 and 14 to the consolidated financial statements.

     Among other issues, the financial statements contemplate the effects derived from economic and exchange regulations known as of the date of issuance of such financial statements. All of Management’s estimates have been prepared taking such effects into consideration. The effects of any additional action that the Government may undertake in the future will be recognized in the financial statements as Management becomes aware of them.

Overview

Some of the more significant influences that have historically affected, and that continue to affect the Company's business and its results of operations are:

  the manner in which the Argentine Government has managed the Argentine economy and directed exchange, monetary and fiscal policies, including the manner in which it has attempted to restrain Argentine inflation;

  the regulated nature of the Argentine telecommunications market, including a framework of decrees of the National Executive Power and various resolutions that the Telecommunications Regulatory Authority has adopted that impact the management and performance of the Company’s business and;

  the long-term strategic vision of the Company, which has guided the various steps that it has taken over the years to improve profitability and to expand and modernize its operations and prepare itself for the competitive environment.

Evolution of the current macroeconomic situation and financial system in Argentina

      After the institutional, political, economic, financial and social crisis that took place in late 2001 and 2002, Néstor Kirchner, belonging to Justicialist Party (“PJ”), assumed in as President of Argentina on May 25, 2003. In the second half of 2003, authorities were elected for executive and legislative offices and the PJ not only controls most of the provincial governorships but also has absolute majority in both Houses of the Argentine Congress.

      Given this tendency to normalization in the scenario, the institutional and political uncertainty inherited by his administration has been dispelled in part. However, the current degree of balance in the internal forces of the PJ is not clear regarding the incoming legislative elections scheduled for October of this year.

     Relationship between the Government and international credit entities continues standstill in spite of the completion of the restructuring process of Argentina’s defaulted sovereign debt. It was expected that once such process was complete, negotiations would be resumed with a view to a new agreement given the non-approval to the third review of targets in 2004. In spite of this situation, markets are relatively calm because the Government continues to meet its obligations to repay principal and interest, thereby currently preventing a new episode of default with international credit entities, as was the case in 2002 with the Inter-American Development Bank (IDB). Although this weak relationship allows the Government more freedom to undergo this transition politically, it should not be an external payment policy sustainable over time. Though it is true that Argentina continues to surpass the quantitative targets, certain qualitative targets are still under discussion, including: (i) renegotiation of contracts with privatized public utility companies, (ii) the agreement with noteholders that have not taken part in the public debt restructuring, (iii) the level of primary surplus sustainable over time, (iv) approval of a National Tax Sharing Law, and (v) compensation to be paid to the financial system as well as an audit thereof, among other measures. Anyhow, the Tax Liability Law that was enacted by the National Congress has been applied in the approval of the 2005 National Budget. Besides, the quasi-currencies were retired from monetary circulation.

     As far as the renegotiation of the defaulted sovereign debt is concerned, the Government presented, on March 18, 2005, the outcome of the exchange process that concluded on February 25, 2005. The acceptance rate was 76.15% even though the Government’s expected level had been, at minimum, a two-thirds acceptance level and the international financial community demanded a minimum of 80%. As a result, Argentina’s total sovereign debt decreased from US$ 191.3 billion to US$ 125.3 billion (equivalent to 72% of Gross Domestic Product (“GDP”), according to the official figures). This level of indebtedness is still above the one prevailing as of December 2001, but the terms have been considerably extended and the amounts corresponding to the service of the debt are also lower.

     Economic activity continues recovering at a fast pace. In 2003 the real GDP increased by 8.8% per annum in real terms, whereas in 2004 the same indicator grew at an even faster pace: 9% per annum, reaching absolute values very close to those recorded in times of economic boom. The country’s inflation rate continues around the two digits, with retail prices measured by the Consumer Price Index (“CPI”) having increased by 6.1% in 2004, while wholesale prices measured by the Argentine Wholesale Price Index (“WPI”) increased by 7.9% in 2004. However, in the six first months of the current year, consumer prices have already accumulated increases by 6.1% (exceeding the levels recorded in the first half of 2003 and 2004), whereas wholesale prices accumulate an increase of the 3.6%.

     The employment continues to improve. The unemployment rate was 13% in the first quarter of 2005 falling down from levels of over 20% as presented during the worst periods of the Argentine economic crisis 2001-2002. But the increase in the activity rate, i.e., the population that enters the labor market looking for a job, is the main reason for the deceleration in the declining trend that has been shown by the unemployment rate. In contrast, the social situation does not show significant improvements compared to the economic activity. Poverty still stands at very high levels close to 40% of population and indigence represents the 15% of population. In addition, the work of non-registered employees continuous being high. Both unemployment and public insecurity are the main demands of the society, but the latter, together with the picketer conflict are the ones that have increased the most during the last quarters.

     As far as the main financial variables are concerned, the situation seems stabilized despite the volatility resulting from the post-default period and the special relationship that the government maintains with international credit entities. The dollar exchange rate remains at about $ 2.90 fluctuating in recent days from $2.85 to $2.90 per U.S. dollar. Capital flight has decreased and controls on speculative capital have been established. Although the Merval index rose sharply in the summer months, it fell back to a level of slightly over 1.400 points, and increased by 2.5% in US Dollars during the first six months of the year. Interest rates are still low, even with negative values in real terms. The excess liquidity resulting from the increase in deposits and the gradual pace in the expansion of loans generates low needs of funding in the local financial system. Still, money supply margins are reduced and a tightening in monetary policy appears as the most probable future scenario.

     The prospects for the next months anticipate an economic activity that will continue to recover though at a slower pace than in the last quarters, negatively affected by the restrictions on installed capacity in manufacturing industry and the energy crisis. Regarding the price scenario, the retail inflation rate points to a double-digit figure on a December/December basis -exceeding the target range proposed by the BCRA- and the wholesale inflation rate will continue to be influenced by the change in the international price of oil. In turn, the employment rate will continue to improve although it is not expected to experience the high employment-product elasticity recorded in the 2002-2004 period. Therefore, the unemployment rate will probably record slight declines.

      In the financial markets the Peso is expected to maintain its appreciation against the United States dollar, while interest rates will tend to increase slightly, following increases in international rates. Both the variable and fixed income market will fluctuate in accordance with the volatility that implies the relationship existing between the government and the international credit entities, as well as the financial conditions of the World economy.

      The following table sets forth rates of inflation, as measured by the Argentine wholesale price index and the rate of real growth of Argentine gross domestic product for the periods shown.

	June 30,

	2005	2004

WPI (% change) (1)	3.6	3.9

(1)	Price index figures are for the six-month periods ended June 30, 2005 and 2004.

	June 30,

	2005 (3)	2004 (2)

GDP (annual % change)	7.6	9.1

(2)	Official data.
(3)	Projection estimated by the Company

Telecommunication Rate Regulation

      Decree No. 764/00, issued to de-regulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of clients, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of the Company’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such tariff structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of national and international long distance services, effective competition shall be deemed to exist when customers in the area are able to choose through out the dialing selection method among more than two service providers offering more than one destination.

      In 2000, the Company filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area (“AMBA”). Pursuant to Resolution SC No.304/03, the S.C. established that the Company should readjust the presentations submitted, supplying additional information. The Company has complied with this request and no resolution has yet been made in the case.

      For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be expressed in US Dollars in addition to a right for the Company to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indices and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in Pesos at the $ 1 to US Dollar 1 exchange rate. Furthermore, this Law authorized the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

      The National Executive Power, by means of Decree No. 293/02, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Decree No. 311/03 created a Renegotiation and Analysis of Public Utilities Agreements Unit, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The referred Unit will be in charge of proceeding with the renegotiation process.

      Decree No. 120/03 authorized the Argentine Government to provide for interim tariff revisions or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

      Law No. 25,790 sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004, term that has been further extended until December 31, 2005 pursuant to Law No. 25,972. The National Executive Power shall be responsible for submitting the renegotiation proposals to National Congress, which will have to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event that the above-mentioned period expires without Congress having reached a solution, the proposal shall be deemed accepted. If the proposal is rejected, the National Executive Power shall resume the process to renegotiate the respective agreement. This rule establishes that the decisions adopted by the National Executive Power in this re-negotiation process shall not be limited to, or subject to, the stipulations contained in the before mentioned regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

      Under the legal framework described, on May 20, 2004, the Company, Telecom Argentina S.A. (“Telecom S.A.”) and the Argentine Government signed a Memorandum of Understanding (the “Memorandum of Understanding”) pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving the Company’s rights. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which finally did not happen. In addition, pursuant to the provisions of the Transfer Contract, they agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in sub-sections a), c) and d) under paragraph 12.15 of the List of Conditions, shall be broken down in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

      With the objective of establishing mechanisms to enhance access to telecommunications services, in the Memorandum of Understanding, an agreement was reached to implement the measures necessary to develop the following services:

a) Virtual telephony cards for the beneficiaries of the Head of Household Plan and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution.

b) Internet access service in all its provincial centers at discount prices.

c) Addition of the Heads of Household who own a telephone line and meet the respective eligibility requirements for registration, to be registered for the Program “Retirees, Pensioners and Low-Consumption Households”.

      As stated in this Memorandum of Understanding, the Secretary of Communications issued Resolutions No. 261, No. 272 and No. 73, dated November 12, 2004, November 23, 2004, and March 31, 2005, respectively.

      Resolution No. 261 approved the Company's promotional offer to provide dial-up Internet access service as described in sub-paragraph b) at lower prices to customers in urban areas located more than thirty (30) kilometers away from the Company's current hubs for the supply of 0610 Internet access service, in order to increase the number of areas that will have access to this service and based on discounts granted over telephone rates.

      Pursuant to Resolution No. 272, the S.C. accepted the Company's proposal to implement the "Virtual Telephony" service for the beneficiaries of the Head of Household Plan mentioned in sub-paragraph a), consisting in the Value Added Voice Messaging Service, with a related telephone number, that allows users to receive and store messages, available in the Buenos Aires Multiple Area, La Plata, Mar del Plata, Mendoza, Bahía Blanca and Neuquén.

      Pursuant to Resolution No. 73, dated March 31, 2005 and the clarifying Resolution No. 149 dated June 21, 2005, the Company and Telecom S.A. were instructed to include the beneficiaries of the Head of Household Plan who already own a telephone line in the customer category “Retired, Pensioner and Low-Consumption Households” as long as they meet the respective requirements for such category. For that purpose, the Company is under the obligation to request the National Social Security Authorities (Anses) to supply it with the National Register of Beneficiaries of the Head of Household Plan.

      In the opinion of the Company's management, the application of the issues mentioned in sub-paragraphs a), b) and c) will not have a significant impact on the Company's future results.

      During the final months of 2004 and the beginning of 2005, the Argentine government reached letters of understanding with several providers of public utility services, which established tariff adjustments of 15% to 30% and a new term for their revision. These agreements will be validated once they are signed as Argentine decrees.

      As of the date of issuance of these financial statements, however there have been no letters of understanding or tariff adjustments for the telecommunication services.

      On March 8, 2005 the Ministry of Economy and Production and Federal Planning, Public Investment and Services, pursuant to Resolutions No. 123 and No. 237, respectively, scheduled public audiences with electricity and gas companies in order to analize tariff increases. However, as of the date of issuance of these financial statements, no telecommunication service companies have been notified of a date for an audience.

      In the opinion of the Company’s Management and its legal counsel, the deep changes in the Argentine economic model experienced since early 2002, are to be considered extraordinary events that significantly modified the economic and financial equation, therefore allowing the introduction of changes in the tariff regime to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. The Transfer Contract also establishes a compensation on the part of the Argentine Government when there are extraordinary events, including actions and decisions of the Argentine Government such as a freezing on tariffs or price controls, as well as the procedures to be followed to collect such compensation.

      The Company filed the information required by the Argentine Government and it has proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates Peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the US Dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the US Dollar and 60% of the variation of the monthly Consumer Price Index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Decree No. 2,585/91. The Company proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

      In the opinion of the Company’s Management and its legal counsel, in accordance with the general principles of administrative law, as applicable to the Transfer Contract and to the List of Conditions, future tariffs should be established in such a level as to cover sufficiently the costs of the service in order to preserve a regular, continuous and efficient supply of the telephone public service within the legal framework governing the Transfer Contract. However, it cannot be assured that the Argentine Government shall adopt the Company’s position with respect to the effect of the current situation in relation to such clauses in the Transfer Contract. It is possible that such tariff regime will not maintain the value of its tariffs in US Dollars or in constant Pesos in connection with any previous increase or possible future increase in the general price level. If, as a result of the re-negotiation mentioned before, future rates evolve at a pace that do not allow restoring the economic and financial equation that both the List of Conditions and the Transfer Contract intend to preserve, such rate system could have an adverse impact on the Company’s financial condition and future results. As of the date of issuance of these financial statements, the Company’s Management cannot predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such regime shall be implemented.

      In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to the Company’s customers the impact of the tax on bank account transactions imposed by Law No. 25,413 paid by the Company as from the date in which Resolution No. 72/03 comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. The Company considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted regarding its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law. Likewise, as the Memorandum of Understanding provides the pass-through to tariffs of any new tax or charge or any variation in those currently in force, by operation of the rules of the Transfer Contract and the List of Conditions, it implies the acknowledgment of the tariff provisions contained therein.

Comparison of Results of Operations for the six-month periods ended June 30, 2005 and 2004.

      All references made below to 2005 and 2004 are to the Company’s for the six-month periods ended June 30, 2005 and 2004, restated as described in note 2.2 to the consolidated financial statements.

      For purposes of this section, references to the "Company" are to the Company together with its consolidated subsidiary.

      In addition, references to “in real terms” and “in constant pesos” are to figures restated as described in note 2.2 to the consolidated financial statements. References to “in current terms” are to figures not restated by inflation.

Net Revenues

      Net revenues increased by 10.5% to $1,656 million in 2005 from $1,499 million in 2004.

     The increase in revenues was principally due to an increase in the consumption of sundry services and an increase in the average plant.

      The following table shows operating revenues in millions of pesos by category of services for the six-month periods ended June 30, 2005 and 2004 (net of intercompany eliminations).

	2005	2004	Variation

Basic telephone service
Measured service	453	433	4.6%
Monthly basic charges (1)	383	362	5.8%
Special services	270	229	17.9%
Installation charges	23	21	9.5%
Public phones	95	106	-10.4%
Access charges	250	178	40.4%
International long-distance service	61	55	10.9%
Direct Lines	41	42	-2.4%
Publishing telephone directories	8	12	-33.3%
Other	72	61	18%

Total	1,656	1,499	10.5%

(1)    Includes basic charges and charges for supplemental services.

      The main variations refer to:

     Measured service includes revenues that the Company collects from the traffic consisting of local and domestic long-distance calls made by its own customers to other of its own customers through the Company’s network, to customers of other operators routed through the Company’s network as well as other operators’ networks. In this last case, the Company invoices and receives revenues for the termination of those calls (included in Access charges revenues), and pays to the other operators the cost of using their network (see cost of services provided “Fees and Payments for Services”).

     Measured service increased by $20 million or 4.6% to $453 million in 2005 from $433 million in 2004 The variation was mainly due to: (i) an increase of $27 million or by 5.2% in the total average number of billable lines and (ii) an increase in average urban and interurban consumption per line of approximately 3 million, which was partially offset by an increase in tariff discounts of approximately 10 million in 2005 as compared to 2004.

     Monthly basic charges increased by $21 million or 5.8% to $383 million in 2005 from $362 million in 2004. The variation was mainly due to (i) an increase in the Company’s average number of billable lines of approximately $12 million, (ii) an increase in revenues from supplementary services of approximately $6 million, mainly due to the increase in lines in service of approximately 6%, and (iii) a decrease in 2005 in the average number of lines out of service as compared to last year that generates an increase of $3 million in the monthly basic charge.

     Special services increased in $41 million or 17.9% to $270 million in 2005 from $229 million in 2004. The variation was mainly due to an increase of: (i) $ 46 million in subscriptions billed for the rise in the number of ADSL (broad band) users, or 98% and, (ii) $ 5 million in services provided to suppliers of audiotext and free calls, partially offset by a decrease of $ 10 million in services provided to other suppliers for agreements signed in 2004.

      In 2005, revenues from installation charges totaled 23 million, representing an increase of 2 million or

9.5% as compared to 21 million in 2004. This variation was mainly due to an increase in ADSL connections.

     Revenues from public phones decreased by $11 million or 10.4% to $95 million in 2005 from $106 million in 2004. The variation mainly results from: (i) a decrease of 10 million or 9.8% in average traffic per public telephone line and, (ii) an increase in discounts and rebates granted to third party calling centers.

     The Company invoices and collects income resulting from call termination of other operators through the Company’s network, and pays to the other operators the cost of using their networks (see costs of services provided “Fees and Payments for Services”).

     Revenues resulting from access charges (interconnection) in 2005 amounted to $ 250 million, as compared to $178 million in 2004, representing an increase of $ 72 million or by 40.4% . The variation mainly results from a 32.2% increase in interconnection traffic, in particular with mobile telephone companies, both in transit and in access and an increase in interconnection subscriptions of 22.6%.

     International long-distance service revenues increased by 6 million or 10.9% to $61 million in 2005 from $55 million in 2004. This variation was mainly due to an approximately 26% increase in incoming traffic with international carriers and an increase in traffic from customers of approximately 28.9%, partially offset by an increase in outgoing traffic with international carriers.

     Revenues from Direct Lines decreased by 1 million or by 2.4% to $41 million in 2005 from $42 million in 2004. This is mainly due to a 2.9% decrease in the number of direct digital lines in service and a decrease in average prices, which depend on the transmission capacity and the distance of lines.

     Revenue from publishing telephone directories in 2005 amounted to 8 million, as compared to 12 million in 2004, representing a decrease of 4 million or 33.3%. This was mainly due to the rescheduling of distribution of directories in certain locations.

      “Other” revenues increased to $72 million in 2005 from $61 million in 2004 which represents an increase of 18% ($11 million). This variation is mainly due to an increase of approximately $3 million in computer assistance services and other management services provided amounting to approximately 6 million, among others.

Cost of Services Provided, Administrative Expenses and Selling Expenses

      Cost of services provided, administrative expenses and selling expenses increased by 7.9% to $1,358 million in 2005 from $1,258 million in 2004.

      The following table shows the breakdown of expenses for the six-month periods ended June 30, 2005 and 2004 (net of intercompany eliminations), in million pesos.

	2005	2004	Variation

Salaries and social security taxes	226	194	16.5%
Depreciation and amortization of fixed assets
and intangible assets (1)	555	583	-4.8%
Fees and payments for services	324	267	21.3%
Material consumption and other	31	32	-3.1%
Allowance for doubtful accounts	16	(14)	214.3%
Sales costs (2)	2	6	-66.7%
Management fee	35	34	2.9%
Other	169	156	8.3%

Total	1,358	1,258	7.9%

(1)	Excluding the portion corresponding to financial expenses.
(2)	Amount net of operating costs from directory publishing amounting to $8 million in 2005 and 2004, respectively.

      The main variations of operating costs refer to:

      Salaries and social security taxes increased by 16.5% ($32 million) to $226 million in 2005, from $194 million in 2004. The variation was mainly due to an increase in salaries granted by the Company and by a decree of the National Executive Power to employees, both those included and not included in the collective bargaining agreement, during the first quarter of 2005. Additionally, this variation includes the effect of the agreements between the Company and the unions, which represent the employees governed by collective bargaining agreements, that took place in December 2004. These increases were slightly accompanied by an increase in Telefónica’s average headcount, to 8,759 in 2005 from 8,714 in 2004.

     The productivity index, measured as lines in service by employee grew from 488.2 in 2004 to 505.0 in 2005, which represents approximately a 3.4% increase.

      Total depreciation and amortization decreased to $555 million in 2005 from $583 million in 2004. The decrease was mainly due to assets that were no longer depreciated after June 2004, mainly transmission, switching and radio equipment, partially offset by the depreciation of investments in fixed assets applied during 2004 and the first six months of 2005.

     Fees and payments for services increased by 21.3% ($57 million) to $324 million in 2005 from $267 million in 2004. In relation to the above mentioned variation, the main increases should be highlighted:

  temporary personnel expenses for 18 million, mainly due to the need to hire temporary personnel and salary increases granted by a decree of the National Executive Power;

  network maintenance expenses for 14 million, mainly due to repair charges caused by cable theft, increase in preventive maintenance resulting from the increase in activities and lines in service;

  advertising expenses for 10 million, mainly generated by an increase in the number of advertising and telemarketing campaigns, accompanied by an increase in the average cost of them;

  Interconnection fees to providers amounting to 5 million due to the increase in traffic, mainly outgoing international internet calls;

     Costs for consumption of materials and other supplies decreased from $32 million in 2004 to $31 million in 2005. The decrease was due to the smaller quantity of materials utilized in the works of maintenance.

     The change in the charge for the allowance for doubtful accounts can be summarized as follows: (i) in 2005 allowance for doubtful accounts was of $47 million, as compared to $32 million in 2004, representing an increase of $15 million; and (ii) a total recovery of collection of past-due customers in 2005 of $31 million, as compared to $46 million in 2004, representing a decrease of $15 million. These variations resulted from the increase of activity registered during 2004 and the first semester of 2005 and regarding the behaviour and the improved payment capacity of customers as a result of the recovery of the macroeconomic environment and the new recoverability plans implemented by the Company.

     The cost of sales, net of the capitalization of directory distribution costs, decreased from $6 million in 2004 to $2 million in 2005, representing a 66.7% reduction mainly as a result of the rescheduling of the distribution of directories in certain locations. The charge to income from the cost of sales of equipment, telephone accessories and other input decreased by $3 million, from $10 million in 2004 to $7 million in 2005. This variation was due to a decrease in the number of ADSL modems sold as they have been delivered on a loan for use basis as from June 2004.

     The charge to income for management fees increased from $34 million in 2004 to $35 million in 2005, representing a 2.9% increase. This is mainly due to an increase in the income considered for fee calculation.

     The charge to income of other operating costs increased from $156 million in 2004 to $169 million in 2005, representing a 8.3% increase. The variation is mainly due to an increase in other taxes of $12 million, resulting from an increase in the Company’s revenues (taxable base of certain rates); and an increase in transportation expenses of $6 million and commission expenses of $1 million. This increase is partially offset by a $6 million decrease in lease charges as a result of the expiration of the leases of vehicles and by a decrease of the charge of tax on bank account credits and debits of 1 million.

Other Expenses, Net

      Other expenses, net decreased from $37 million in 2004 to $18 million in 2005, representing a 51.4% decrease. The variation is mainly explained by a reduction in employee termination charges and by a decrease in reserve for contingencies.

Financial Gains and Losses

     In 2005 and 2004 interest capitalized totaled $3 million and $2 million, respectively (see note 2.3. g) to the consolidated financial statements). For 2005 and 2004, net financial gains and losses amounted to losses of $68 million and $234 million, respectively, representing a decrease of $166 million. This decrease was mainly due to: (a) $130 million for a gain of exchange difference resulting from the effect of changes in the exchange rate experienced in both periods, from a loss of $21 million in 2004, to a gain of $109 million in 2005 and (b) a reduction in interest and financial charges, of $56 million, to a loss of $144 million in 2005 from a loss of $200 million in 2004, mainly due to a decrease in financial payables and in interest rate applied to the debt of the Company with its indirect controlling company (TISA) partially offset by a decrease in the interest rate applied to customers for payments in arrears.

Net income (loss)

     Net income (loss) increased from a loss of $31 million in 2004 to a gain of $212 million in 2005, mainly due to the variation of revenues and the exchange difference.

Taxes

      Turnover Tax: The rate of the tax on gross revenues depends on the jurisdiction in which revenue is generated and ranges from 2% to 6%. By its Resolution No. 2,345/94, the CNT required to the Company, based on clause 16.9.3 of the Transfer Contract, to pass through to consumers the turnover tax rate reduction enforced by the City of Buenos Aires effective 1991. While the Company met the requirement contained in the resolution by depositing in a special bank account 5.2 million relating to excess amounts purportedly collected and applying the required rate reduction, it also filed a motion for reconsideration and an appeal in the alternative against that resolution. The CNT rejected the remedy sought by the Company in Resolution No. 1,513/95, as did the ME y OSP through its Resolution No. 139, of which the Company was formally notified on January 30, 1996. On February 14, 1996, the CNT issued Resolution No. 86/96, which provided that, in the first billing falling due on or after April 1, 1996, the Company should refund to owners of telephone lines in the City of Buenos Aires approximately $8.0 million in principal and $17.5 million in interest. While the Company has complied with the requirement, it still believes that the procedure that the CNT used to calculate the refundable capital and interest can be questioned and has filed a motion for reconsideration and an Ancillary Appeal requesting that Resolution No. 86/96 be revoked. The CNC replied to the formal notice and attached thereto a certified copy of CNC Resolution No. 84/99, which dismissed the request for reconsideration of Resolution No. 86/96 made by the Company at the time. In view of this situation, the judge hearing the constitutional protection action declared a nonsuit and ruled that the Company should bear court costs and expenses and fees of legal counsel.

      Subsequently, through Resolution No. 4,583/99, the SC dismissed the Ancillary Appeal against Resolution No. 86/96 that the Company had filed. The Company then filed a motion for reconsideration against Resolution SC No. 4,583/99, the outcome of which is pending.

      Additionally, the Company calculates the Tax on Minimum Presumed Income. This tax will be in effect for ten fiscal years and is supplementary to Income Tax, because while the latter is levied on the year’s taxable income, Minimum Presumed Income Tax is a tax floor, calculated on the potential income from certain productive assets at a rate of 1%, with the effect that the Company’s tax liabilities are the higher of these two taxes. However, should Minimum Presumed Income Tax be higher than Income Tax in any given fiscal year, the excess may be considered a prepayment on account of any excess of Income Tax over Minimum Presumed Income Tax that may arise in any of the four subsequent fiscal years.

      Valued Added Tax: VAT does not have a direct impact on the results of operations of the Company. VAT rates for revenues are 21%, 27%, 40.5% and 44.1%, depending on the type and tax situation of the customer. The weighted average rate for current customers is between 24% and 26% of revenues. Beginning April 1, 1995, banks must withhold, on behalf of the Argentine Government, 8% of revenues on the bills they collect on behalf of the Company. VAT actually deposited by the Company is the net amount resulting from the amount billed to customers minus the sum of the amounts withheld by banks and the amounts charged to the Company by its suppliers in connection with the purchase of goods and services.

      Other Taxes: The tax assessed on the Company to finance the activities of the Regulatory Authority is levied on total monthly revenues from the Company for the provision of telecommunications services, net of any applicable tax on the revenues.

      Decree No. 764/2000 approved the Rules for Universal Service, which provide a subsidy mechanism for certain customer categories and zones considered to be relatively high-cost as to the provision of basic telephonic service, financed with a special contribution called the “investment contribution commitment” equal to 1% of the revenues received from the provision of telecommunications services, net of any applicable tax and automatic deductions provided by the related regulation.

Tax Reform:

      The National Congress and Executive Power passed a tax reform law that introduced the following amendments:

Income Tax

      Law No. 25,784, in effect for fiscal years current as of October 22, 2003, modifies aspects related to transfer pricing, accrual of expenses by companies residing in Argentina that benefit related companies residing abroad, “thin capitalization” rules and aspects related to payments of interests to foreign beneficiaries.

      Decree No. 916/04 regulated Law No. 25,784 in the aspects related to transfer pricing of international transactions and the rules on exiguous capitalization. Concerning the latter, the new regulations establish that interest paid to related companies will be treated as dividends in the proportion in which the liabilities from financial transactions or other transactions assimilated with those entities is two times higher than the net shareholders’ equity as shown in the company’s balance sheet. The regulations define debts with related companies that are subject to the above mentioned treatment, including the cases in which the creditor is resident of countries that have executed agreements with Argentina to avoid international double taxation.

Value Added Tax

      Law No. 25,865, published in the Official Bulletin on January 19, 2004, amended the regulations applicable to Value Added Tax and the Simplified Scheme for Small Taxpayers (Monotributo), which introduces, among others the following amendments: a) the category known as “unregistered liable parties” for VAT purposes to be eliminated; and b) regarding telecommunication services billed to persons under the Simplified Tax Scheme, the tax increase is not included in the bill.

     Pursuant to Decree No. 806/04, this law shall come on July 1, 2004. AFIP (Federal Public Revenues Administration) regulated the above mentioned rules and the re-registration of taxpayers under General Resolutions No. 1,695, 1,697 and 1,699.

      Under General Resolution No. 1,730, the AFIP reduced, with respect to transactions closed as from September 16, 2004, the withholding rates applicable under General Resolution No. 3,337 of the DGI from 5% to 3% and from 2.5% to 1.5%, and increasing from $ 426 to $ 710 and from $ 852 to $ 1,420, respectively, the limit for applying the withholding.

Social security contributions

     Decree No. 491/04 published in the Official Bulletin (Argentine Government daily publishing enacted acts, decrees, administrative orders, as well as resolutions of federal government and municipal agencies, and judicial documents requiring publication, etc. Under Argentine law, legal provision become effective and binding once they have been published in this Bulletin for some specified time as provided by the related statute) on April 22, 2004 ordered a gradual increase in the maximum computable compensation for purposes of determining social security contributions, increasing it to $ 6,000 with respect to contributions accrued until September 30, 2004; to $ 8,000 from October 1, 2004 to March 31, 2005; to $ 10,000 from April 1, 2005 to September 30, 2005, and the elimination of such ceiling as from October 1, 2005.

Royalties to be paid to municipalities for public space occupancy

     In May 2004, the lower house of the National Congress has passed a bill to modify Section 39 of the National Telecommunications Law No. 19,798 suppressing the exemption of any charges that may be imposed on the differential use of the ground, underground and air space in the national, provincial or municipal public utility for the set-up of telecommunications facilities and networks.

     This proposed legislation is now to be debated by the Senate. Should such bill become a law, the municipalities and the City of Buenos Aires would be empowered, as soon as the law is enacted, to impose royalties on such use, in accordance with the provisions of any applicable tax and tariff ordinances.

     The Company considers that if such were the case, such taxes shall be transferable to the rates for telephony service in accordance with the tax stability rules in force in the current regulatory regime.

Liquidity and Capital Resources

     In 2004 and 2003, the Company used cash from operating activities, borrowed funds from financial institutions and used long-term bank credit lines to manage its liquidity and to finance its capital expenditures.

Cash and Cash Equivalents

      The Company’s cash and cash equivalents amounted to $263 million, which do not include 24 million corresponding to Discount Bond, and $258 million as of June 30, 2005 and 2004, respectively. Cash and cash equivalents in 2005 decreased by $3 million, equivalent to 1.1% as compared to December 31, 2004. As of June 30, 2005, 85.2% of Company’s cash and cash equivalents are in foreign currency. As a percentage of total assets, cash and cash equivalents represented a 3.7% as of June 30, 2005.

     Cash provided by operating activities in 2005 increased $46 million, from $731 million in 2004 to $777 million in 2005.

Financial resources

     The Company’s general financing policy is to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if it is necessary, with bank loans and/or access to capital markets and possibly refinancing of indirect parent company loans.

     Main funds used in 2005 were to purchase fixed assets and to repay loans. The funds used to purchase fixes assets in 2005 and 2004 totaled $185 million and $143 million, respectively (net of $20 million and $24 million, respectively, financed with trade payables).

     The Company has borrowed long term funds from major financial institutions in an amount equivalent to 191 million as of June 30, 2005. These funds have been borrowed under terms and conditions customary in this kind of transactions, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Issuance of Negotiable Obligations under the Program of December 2003

     The shareholders’ meeting held on December 19, 2003 approved the creation of a global program (the “Program”) for the issuance of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of 1.5 billion pesos or its equivalent amount in other currencies, and delegated to the Board of Directors the power to set the remaining issue conditions and to decide to request or not authorization to quote in the BCBA and the MAE (automated over-the-counter market in Argentina) and/or other foreign exchange markets.

     On April 23, 2004, the Company's Board of Directors resolved to issue the LESEP Class of Negotiable Obligations under the Program, for a nominal amount of 163.3 million, which have been cancelled as of the date of these financial statements.

     On October 28, 2004, the Company proceeded to issue the Second Class of Negotiable Obligations for 200 million under the above mentioned program. The issue comprises a Series A for an amount of 134.8 million, with a 365-day term and an 8.25% coupon and a Series B for an amount of 65.2 million, with a 548-day term and a variable annual interest rate based on the BADLAR index plus 2.4% annual with a nominal 7% minimum per annum and 15% maximum per annum.

     On February 11, 2005 the Company issued 250 million of negotiable obligations in two Series, the Fixed Rate Series at 365 days for 200 million with a 8% nominal interest rate coupon and the Variable Rate series at 730 days for 50 million with a variable interest rate coupon based on the Tasa Encuesta plus a spread of 2.5%, with a nominal annual minimum of 7% and a nominal annual maximum of 15%.

As of June 30, 2005, there were ten negotiable obligations issues outstanding:

Issuance Month/Year	Face Value (in millions)	Term (in years)	Maturity Month/ Year	Rate per annum (%)	Use of proceeds
05/98	US$125.6	10	05/2008	9.125	a)
06/02	US$71.4	4	07/2006	9.875	b)
08/03	US$189.7	4	11/2007	11.875	b)
08/03	US$212.5 (d)	7	11/2010	9.125	b)
08/03	US$0.03 (c)	8	08/2011	8.85	b)
08/03	US$134.6 (e)	8	08/2011	8.85	b)
10/04	$ 134.8	1	10/2005	8.25	b)
10/04	$65.2	1.5	04/2006	Badlar + 2.40 (g)	b)
02/05	$200 (f)	1	02/2006	8.00	b)
02/05	$50	2	02/2007	Encuesta + 2.50 (h)	b)

a)	Financing of investments in fixed assets in Argentina.
b)	Refinancing of liabilities.
c)	On August 1, 2004 they were converted to U.S. dollars and started to accrue interest at a nominal rate of 8.85% per annum.
d)	Net of US$ 7.5 million repurchased during 2004.

e)	Net of US$ 13.5 million repurchased during 2004.
f)	Corresponds to bonds with zero coupon.
g)	Corresponds to notes with a variable interest coupon based on the BADLAR rate (average interest rate paid by banks in public and private sectors on deposits in excess of 1 million for a term of 30 to 35 days) + 2.4% with a nominal annual minimum of 7% and a nominal annual maximum of 15% .
h)	Corresponds to notes with a variable interest coupon based on the Encuesta rate (interest rate published by the BCRA for fixed-term deposits for a term of up to 59 days for deposits ranging from $100,000 to $499,999) + 2.5% with a nominal annual minimum of 7% and a nominal annual maximum of 15% .

     As of June 30, 2005, Telefónica owed, approximately 45 million (about US$ 15 million) to related parties, which mature until December 2005 and accrue interest at one-month LIBOR plus an approximately 5%. The agreement currently in force provides the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of the Company’s payables (“events of anticipated maturity”) if there are changes in the Company’s equity, economic and financial situation that due to their adverse nature may affect the Company’s capacity to comply with the obligations assumed in the agreement or if there are restrictions that may limit the capacity of the Company to repay its debts.

     Additionally, the loan agreement currently in effect contain acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of the Company shareholders’ equity or one of its significant subsidiaries. The Company has obtained a waiver in respect of procedures of this nature that were pending against the Company until December 7, 2005, subject to a condition that no other debt be accelerated on similar grounds.

     The following table contains a breakdown of the Company’s investments in fixed assets (1) for the six-month periods ended June 30, 2005 and 2004.

	Millions of Argentine pesos

	June 2005	June 2004

Land, buildings and equipment	4	3
Transmission and switching equipment	68	82
External plant	16	7
Telephone equipment	13	12
Materials	37	33
Prepayments to vendors	-	3
Other	67	27

Total	205	167

(1)	Allocation of construction in process and prepayments to vendors to each line item has been estimated.

     Fixed assets relating to Telefónica’s telecommunications business were assessed for impairment based on their recoverable value on the basis of the Company Management s best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. The Company has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its projections based on the latest trends. As explained in note 1 to the consolidated financial statements, the main macroeconomic variables have shown relative stabilization. In the opinion of the Company’s Management, based on the preparation of projections based on such trends and the consideration of operating strategies available for these scenarios, the Company will generate future cash flows sufficient to recover the balances corresponding to its fixed assets. Notwithstanding the foregoing, as explained in note 10.1 to the consolidated financial statements, the Company will continue to monitor the situation and will assess the effect of any new future developments.

Foreign-Denominated Debt, Receivables and Investments

     The Company’s financial and bank payables in foreign currencies as of June 30, 2005 amounted to approximately US$785 million (approximately $2.3 billion), 18 million euro (approximately $63 million), and 6.3 billion Japanese yen (approximately $164 million). As of June 30, 2005, the Company also had the equivalent of approximately $149 million of trade and other payables denominated in foreign currencies. Approximately $323 million of the Company’s receivables and investments are denominated in foreign currency.

Exposure to Foreign Exchange Rates

     It September 1999, the Company entered a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-U.S. dollar exchange rate, in connection with the loan amounting whose nominal amount as of June 30, 2005 was 6.2 billion Japanese yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the U.S. dollars received is 7.98% per annum. As of June 30, 2005, the related liability, taking into account the effect of the above mentioned swap and the additional interest accrued, amounts to US$65 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of the Company's shareholders' equity.

     Additionally, during December 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-U.S. dollar exchange, in connection with a portion of the net position of assets and liabilities in euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine (“Mediocredito Centrale”) which matures in November 2017, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of 0.998 euro per U.S. dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the U.S. dollars to be received is 2.61% per annum.

     In September 2004 the Company entered into an agreement with TISA for two new strategies of exchange rate options, known as “Call Spread”, with maturities in January and February 2005. These Call Spreads consisted of an acquisition of sell a given amount of currency, at different exercise prices.

     Options could be exercised only upon maturity. In January and February 2005, the options were not exercised because the exchange rate prevailing at those dates was outside the strike band of the options. The cost of the premium paid has been charged to the Income Statement.

As of June 30, 2005 there are no pending option transactions.

Contractual Obligations and Commercial Commitments

     The following table represents a summary of the contractual obligations and commercial commitments of the Company and its controlled company:

	Payments due by Period in millions of Argentine Pesos

		Less than	1-3	3-4	4-5	After 5
	Total	1 year	years	years	years	years

Contractual obligations
Bank and Financial debt	3,950	949	1,607	129	126	1,139
Other obligations	692	640	42	6	3	1

Total contractual cash obligations	4,642	1,589	1,649	135	129	1,140

Commercial Commitments
Other commercial commitments	137	76	53	4	1	3

Total commercial commitments	137	76	53	4	1	3

     Bank and financial debt include principal and interest. A sizable portion of these debts bears an interest at variable rates. Consequently, the Company estimated interest payable based on interest rates in effect at June 30, 2005. Actual interest payments may significantly differ from these estimates on account of interest rate fluctuations. In addition, approximately 79% of these obligations are denominated in foreign currency, and therefore principal and interest payments are estimated based on exchange rates in effect at June 30, 2005. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctuations.

Research and Development, Patents and Licenses.

     The Company does not incur in any research and development expenses. It holds no material patents and does not license to others any of its intellectual property. In connection with its provision of telecommunication services, the Company plans infrastructure development based upon present and projected future demand of such services. The Company acquires the necessary technology, including equipment, from third parties.

Statistical data

      The following table provides certain basic information relating to the development of the Company’s domestic telephone system.

	Operating Data

	June-05	June-04

Lines installed	4,660,792	4,584,462
Lines in service	4,421,777	4,269,872
Lines in service per 100 inhabitants	25.4	24.7
Lines in service per employee	505.0	488.2
Percentage of lines connected to digital
exchanges	100%	100%
Public telephones installed	118,456	112,575

Prospects of Telefónica de Argentina S.A.

     After the crisis experienced in 2002, the Argentine economy has begun to recover. However, there are substantive issues still unsolved, such as the unemployment rate and the freeze on public utility contracts, among others questions.

     During 2004, the telecommunications industry continued to adapt itself to the changes occurred since the beginning of 2002. The companies reacted to the new scenario by carrying out liability restructurings, mergers and acquisitions, among others. Despite cash flow constraints, the existing installed capacity generated a level of competition that affected the upsurge of prices.

      In this scenario, the Company has the following management priorities for the short and medium term:

  obtaining a clear tariff adjustment scheme;
  achieving a predictable regulatory framework that enables it to develop its business and investment plans;
  expanding selective criteria to expenditures and investment projects;
  further strengthening the traditional fixed telephony business by increasing the number of residential customers;
  consolidating the Company as a comprehensive supplier for corporate customers;
  maintaining the Internet’s growth opportunity by forerunning broadband development and encouraging the development of Internet “dial-up” services;
  maintaining an adequate cash management, honoring assumed commitments;
  encouraging the Company’s conversion into a customer-focused organization; and
  improving the Company’s external and internal image.

     In connection with the regulations governing the supply of telecommunication services, at present there are several legislative initiatives in the form of bills including:

1) a bill for establishing the National Rules for Public Utilities (the “Proposal”). The Proposal defines public services as a kind of service that is supplied by the public administration either directly or indirectly to satisfy a public interest necessity, and provides that the National Government has exclusive authority to supply public services per se or through third parties.

The Proposal seeks to introduce substantial changes in the regulatory framework under which the Company currently supplies its services. Should it be finally enacted, it might be applicable to the renegotiation of public service contracts described above. The Proposal includes provisions on the supply of services by private providers, always in the form of concessions, licenses or permits for specific terms, and establishes that the assets assigned to supply of the services must be transferred to the State upon the expiration of such term. At present, the Company renders its services under a perpetual license and has the title to the assets assigned to supply of the services.

In addition, although the Proposal states that rates must give the service supplier the chance to obtain a reasonable return on invested capital, it grants certain powers to the State that in practice could affect significant aspects such as rates (revenues) and service supply conditions, besides allowing it to impose investment obligations, the requirement that the private supplier must assume a portion of the cost of preferential rates charged to certain categories of users, “rescue” the supply of service for public interest reasons without any default in the payment of its obligations by the supplier etc.

2) a bill that changes the treatment to be given to customers in arrears that was approved by the Senate on October 21, 2004. This proposal establishes that before the payment demand is sent to the customer in arrears, the public service supplier company must invite the customer to a mediation instance aimed at determining the actual difficulty to pay the service and giving the customer the possibility of exercising his right to be heard. At such instance a payment schedule will be established without imposition -for that time only- of default interest if the payment is agreed upon and documented in such opportunity.

      The Company cannot anticipate whether the above legislative projects or other future regulatory proposals will be finally enacted or will form part of the regulatory framework applicable to the Company, or whether they will be enacted as currently drafted or in any other way that could have a higher or lesser effect on the conditions and framework under which the Company currently operates.

     From the second semester of 2003 there has been an improvement in the macroeconomy, including an appreciation of the peso with respect to the US dollar at December 31, 2002 and a slowdown in inflation. Although during the first six-month period of 2005 retail prices already recorded an accumulated increase of 6.1% (exceeding the amount recorded in the same period of 2003 and 2004), wholesale prices recorded an accumulated increase of 3.6% . In particular, the Company expects that the outcome of the renegotiations of tariffs with the Argentine government; and how the government will regulate tariffs; may have a material effect on the results of its operations in future years accompanying macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

     In particular, the Company’s results of operations are very sensible to changes in the peso/ U.S. dollar exchange rate because its primary assets and revenues are denominated in pesos while substantially all of its liabilities are denominated in U.S. dollars.

     The Company’s current long-term business strategy is to maintain and enhance its position in Argentina’s competitive telecommunications market. The implementation of this strategy involves the introduction of service offerings in new geographic areas, improving and expanding services the Company currently serve in its markets and its continuous development as a provider of telecommunications services for corporate and residential customers, among other aspects.

     In the long term, the Company intends to continue to solidify its position as the leading provider of integrated business solutions in Argentina by providing a full range of services including voice, value added services, broad band (“ADSL”), dial-up Internet access, sales of telephone equipment and other high-technology products for corporate users through different marketing channels. The Company also intends to continue to invest substantial resources and efforts into training and personnel development and incentive programs to reduce costs and improve efficiency.

     The Company considers that the implementation of these long-term business strategies will continue having a positive impact on the competitiveness of its telecommunications activities, reducing the adverse effects of growing competition and Argentina’s economic situation.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date: August 25, 2005	By:	/s/ Pablo Luis Llauró

		Name:	Pablo Luis Llauró
		Title:	Assistant General Counsel